SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                                Hoenig Group Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    434396107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Kathryn L. Hoenig, Vice President, General Counsel and Secretary,
                    Hoenig Group Inc., Royal Executive Park,
                   4 International Drive, Rye Brook, NY 10573
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  July 7, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   434396107.

                                  SCHEDULE 13D



CUSIP No. 434396107




1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Fredric P. Sapirstein

2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
       (See Instructions)(a)|_| (b) |_|

3      SEC USE ONLY

4      SOURCE OF FUNDS (See Instructions)
       PF

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) |_|

6      CITIZENSHIP OR PLACE OF ORGANIZATION
       U.S.A.
                  |   7        SOLE VOTING POWER
                  |            577,400
     NUMBER OF    |
       SHARES     |   8        SHARED VOTING POWER
    BENEFICIALLY  |             15,000
      OWNED BY    |
        EACH      |   9        SOLE DISPOSITIVE POWER
     REPORTING    |            577,400
       PERSON     |
        WITH      |   10       SHARED DISPOSITIVE POWER
                                15,000

11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         592,400

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) |_|

13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.2%

14       TYPE OF REPORTING PERSON (See Instructions)
         IN

Item 1.  Security and Issuer. 7

     This Statement relates to shares of common stock, $.01 par value per share (the "Common Stock"), of Hoenig Group Inc. (the "Corporation"). The Corporation's principal executive office is located at Royal Executive Park, 4 International Drive, Rye Brook, NY 10573.

Item 2.  Identity and Background.

     (a) This Statement is being filed by Fredric P. Sapirstein (the "Reporting Person").

     (b) The business address of the Reporting Person is: c/o Hoenig Group Inc., Royal Executive Park, 4 International Drive, Rye Brook, NY 10573.

     (c) The Reporting Person's present principal occupation is Chairman of the Board, Chief Executive Officer, President and Director of the
          Corporation. The principal business of the Corporation is the provision (through the Corporation's wholly-owned brokerage subsidiaries) of global securities brokerage, marketing and distribution of proprietary and independent third-party research and related services to institutional investors; and the provision (through the Corporation's investment advisory subsidiary) of professional investment management to public and corporate employee benefit plans, investment partnerships and other institutional clients. The address of the Corporation is: Royal Executive Park, 4 International Drive, Rye Brook, NY 10573.

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States.

Item 3.  Source and Amount of Funds or Other Consideration.

     The Reporting Person originally purchased 250,000 shares of Common Stock from the Corporation on September 5, 1996, for $906,250, pursuant to an Employment Agreement, dated September 5, 1996, between the Corporation and the Reporting Person (the "Employment Agreement"), a copy of which is attached as Exhibit A to this Schedule 13D. The Reporting Person purchased additional shares of Common Stock as follows:

Number of Shares        Purchase Price           Date of Purchase
----------------        --------------           ----------------

15,000                    $63,750               November 19, 1996

 2,800                    $12,250               November 21, 1996

10,000                    $43,437               November 22, 1996

 5,000                    $21,562.50            November 25, 1996

 5,000                    $21,562.50            November 26, 1996

14,900                    $65,187.50            December 3, 1996

 8,000                    $36,375.20            December 10, 1996

 6,700                    $31,295.70            December 17, 1996

 2,500                    $12,187.50            March 3, 1997

 7,500                    $37,468.50            March 10, 1997

     All of such shares were purchased with cash provided from personal funds.

     In addition, pursuant to the Employment Agreement, the Reporting Person was granted ten-year options to purchase 500,000 shares of Common Stock at $3.625 per share, consisting of a non-qualified stock option to purchase 382,500 shares, an incentive stock option to purchase 110,000 shares and a non-qualified stock option to purchase 7,500 shares. No cash or other consideration was paid in connection with the grant of these options. Options with respect to 125,000 shares vested on September 5, 1996 and are presently exercisable. Options to purchase an additional 125,000 shares will vest and become exercisable on September 5, 1997.

     The Employment Agreement also provided for the grant to the Reporting Person of ten-year, non-qualified options to purchase 500,000 shares of Common Stock at $5.00 per share, consisting of a non-qualified option to purchase 132,500 shares and a non-qualified option to purchase 367,500 shares. The non-qualified options to purchase 500,000 shares vest on the ninth anniversary of the date of grant, subject to acceleration if the closing price of the Common Stock equals or exceeds certain target stock prices prior to such date. No cash or other consideration was paid in connection with the grant of these options.

     The Reporting Person is also the beneficial owner of 15,000 shares of Common Stock owned by the Estate of Milton Sapirstein, M.D. (the "Estate"), for which the Reporting Person serves as an executor.

Item 4.  Purpose of Transaction.

     The Reporting Person has acquired his beneficial ownership in the shares of Common Stock for investment purposes. The Reporting Person does not have any present plan or proposal as a stockholder which relates to, or would result in any action with respect to, the matters listed in paragraphs (b) through (j) of
Item 4 of Schedule 13D. In the future, the Reporting Person may decide to purchase additional shares of Common Stock in the open market or a private transaction, or to sell any or all of his shares of Common Stock.

Item 5.  Interest in Securities of the Issuer.

     (a) According to the Corporation's Quarterly Report on Form 10-Q for the quarter ended June 30, 1997, as of August 13, 1997, the Corporation had issued and outstanding 9,319,605 shares of Common Stock.

     The Reporting Person is the beneficial owner of 592,400 shares of Common Stock or 6.2% of the outstanding Common Stock, consisting of (i) 327,400 shares of Common Stock owned directly, (ii) 125,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to presently exercisable stock options, (iii) 125,000 shares of Common Stock which the Reporting Person has a right to acquire pursuant to stock options exercisable on September 5, 1997, and
(iv) 15,000 shares of Common Stock owned by the Estate for which the Reporting Person serves as an executor.

     (b) The Reporting Person has the sole power to vote, or to direct the vote of, 577,400 shares of Common Stock, and shared power to vote, or to direct the vote of, 15,000 shares of Common Stock; and sole power to dispose of, or to direct the disposition of, 577,400 shares of Common Stock and shared power to dispose of, or to direct the disposition of, 15,000 shares of Common Stock.

     The Reporting Person shares power to vote, or to direct the vote, and power to dispose of, or to direct the disposition of, the 15,000 shares of Common Stock held by the Estate with Dr. Victor Sapirstein ("Dr. Sapirstein"), who is a co-executor of the Estate. Dr. Sapirstein's present principal occupation is Research Professor of Psychiatry at New York University and Senior Research Scientist and Director of the Division of Neurobiology of the Nathan S. Kline Institute for Psychiatric Research, a research affiliate of the New York University Department of Psychiatry. Dr. Sapirstein's business address is c/o Nathan S. Kline Institute, 140 Old Orangeburg Road, Orangeburg, NY 10962. During the past five years, Dr. Sapirstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Sapirstein is a citizen of the United States.

     (c) The Reporting Person became the beneficial owner of more than 5% of the outstanding shares of Common Stock as of July 7, 1997, which date is sixty days prior to the vesting date of options with respect to 125,000 shares of Common Stock. No transactions were effected by the Reporting Person during the sixty days prior to July 7, 1997, and no transactions in the Common Stock have been effected by the Reporting Person during the past sixty days.

     (d) The Estate has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, 15,000 of the shares of Common Stock beneficially owned by the Reporting Person.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Pursuant to the terms of the Employment Agreement, on September 5, 1996, the Reporting Person purchased 250,000 shares of Common Stock from the Corporation for $3.625 per share, which was the closing price on the last trading day before his employment began. The Employment Agreement prohibits the sale or other disposition of such shares of Common Stock prior to September 5, 1998, and provides that such shares will be "restricted securities" under Rule 144 issued under the Securities Act of 1933 ("Rule 144"), subject to the Corporation's obligation to provide one registration statement on demand to any pledgee of such Common Stock at the Corporation's cost and expense.

     The Employment Agreement also provided for the grant to the Reporting Person of ten-year options to purchase 500,000 shares of Common Stock at $3.625 per share, consisting of a non-qualified stock option to purchase 382,500 shares, an incentive stock option to purchase 110,000 shares and a non-qualified stock option to purchase 7,500 shares. These options (the "Service-Based Options") were granted under the Corporation's 1991 Stock Option Plan, a copy of which is attached as Exhibit B to this Schedule 13D; the 1991 Stock Option Plan Non-Statutory Stock Option Agreement, dated September 5, 1996, between the Corporation and the Reporting Person, a copy of which is attached as Exhibit C to this Schedule 13D; the Corporation's 1994 Stock Option Plan (the "1994 Plan"), a copy of which is attached as Exhibit D to this Schedule 13D; the 1994 Stock Option Plan Incentive Stock Option Agreement, dated September 5, 1996, between the Corporation and the Reporting Person, a copy of which is attached as Exhibit E to this Schedule 13D; and the 1994 Stock Option Plan Non-Qualified Stock Option Agreement, dated September 5, 1996, between the Corporation and the Reporting Person, a copy of which is attached as Exhibit F to this Schedule 13D. The Service-Based Options vest 25% on the date of grant and 25% on each of the first three anniversaries of the grant date. Options to purchase 125,000 shares vested on September 5, 1996 and are presently exercisable. Options to purchase an additional 125,000 shares will vest and become exercisable on September 5, 1997.

     In addition, pursuant to the Employment Agreement, the Reporting Person was granted ten-year, non-qualified options to purchase 500,000 shares of Common Stock at $5.00 per share, consisting of a non-qualified option to purchase 132,500 shares and a non-qualified option to purchase 367,500 shares. These options were granted under the 1994 Plan; the 1994 Stock Option Plan Non-Qualified Stock Option Agreement, dated September 5, 1996, between the Corporation and the Reporting Person, a copy of which is attached as Exhibit G to this Schedule 13D; the Corporation's 1996 Long-Term Stock Incentive Plan, a copy of which is attached as Exhibit H to this Schedule 13D and the 1996 Long-Term Stock Incentive Plan Grant Certificate, dated November 14, 1996, issued to the Reporting Person, a copy of which is attached as Exhibit I to this
Schedule 13D. The non-qualified options to purchase 500,000 shares vest on the ninth anniversary of the date of grant, subject to accelerated vesting as follows: (i) 50% vests if the average closing price of the Common Stock equals or exceeds $7.00 per share for twenty consecutive trading days; and (ii) 100% vests if the average closing price of the Common Stock equals or exceeds $8.00 per share for twenty consecutive trading days.

     All of the above options will vest immediately upon a "change of control", and the Service-Based Options will vest immediately following termination of the Reporting Person's employment other than for "cause" or for "good reason" if such termination occurs after September 5, 1997. The options are not assignable or transferable except by will or by the laws of descent and distribution and do not grant any privileges as a stockholder with respect to any shares of Common Stock until the options are exercised. The shares of Common Stock acquired upon exercise of the options will be "restricted securities" under Rule 144.

Item 7.  Material to Be Filed as Exhibits.

          Exhibit A - Employment Agreement, dated September 5, 1996 between Fredric P. Sapirstein and Hoenig Group Inc.

          Exhibit B - Hoenig Group Inc. 1991 Stock Option Plan

          Exhibit C - 1991 Stock Option Plan Non-Statutory Stock Option Agreement, dated September 5, 1996, between Hoenig Group Inc. and Fredric P. Sapirstein

          Exhibit D - Hoenig Group Inc. 1994 Stock Option Plan

          Exhibit E - Hoenig Group Inc. 1994 Stock Option Plan Incentive Stock Option Agreement, dated September 5, 1996, between Hoenig Group Inc. and Fredric P. Sapirstein

          Exhibit F - Hoenig Group Inc. 1994 Stock Option Plan Non-Qualified Stock Option Agreement, dated September 5, 1996, between Hoenig Group Inc. and Fredric P. Sapirstein

          Exhibit G - Hoenig Group Inc. 1994 Stock Option Plan Non-Qualified Stock Option Agreement, dated September 5, 1996, between Hoenig Group Inc. and Fredric P. Sapirstein

          Exhibit H - Hoenig Group Inc. 1996 Long-Term Stock Incentive Plan

          Exhibit I - Hoenig Group Inc. 1996 Long-Term Stock Incentive Plan Grant Certificate, dated November 14, 1996, issued to Fredric P. Sapirstein

Signature.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 26, 1997

                                           Fredric P. Sapirstein



                                           /s/  Fredric P. Sapirstein
                                           ---------------------------

                                                                       EXHIBIT A

                              EMPLOYMENT AGREEMENT



     EMPLOYMENT AGREEMENT, dated September 5, 1996 (this "Agreement"), by and between Hoenig Group Inc., a Delaware corporation (the "Company"), and Fredric
P. Sapirstein (the "Executive").


     WHEREAS, the Company desires to employ the Executive as President and Chief Executive Officer, and the Executive desires to be retained in such capacities, on the terms and conditions set forth herein.

     NOW, THEREFORE, in consideration of the premises and the mutual agreements made herein, the Company and the Executive agree as follows:

     1. Employment; Duties.

          (a) The Company shall employ the Executive as President and Chief Executive Officer for the "Employment Period" as defined in Section 2. The Executive, in his capacity as President and Chief Executive Officer, shall have such duties, responsibilities and authority normally incident to such offices, subject to the provisions of the bylaws of the Company. The precise duties, responsibilities and authority of the Executive may be expanded, limited or modified, from time to time, at the discretion of the Board of Directors of the Company (the "Board") consistent with the ordinary duties, responsibilities and authority of a President and Chief Executive Officer.

          (b) The Company shall use its best efforts to cause the Executive to be elected to the Board and serve as its Chairman and shall include him in the management slate for election as a director at every stockholders' meeting at which his term as a director would otherwise expire. If requested by the Board, the Executive shall serve as a member of the board of directors of any one or more subsidiaries of the Company.

          (c) During the Employment Period, the Executive shall render his services solely in the performance of his duties hereunder. The Executive agrees that during the Employment Period, he shall devote his full working time, attention, knowledge and experience and give his best effort, skill and abilities, exclusively to promote the business and interests of the Company. The Executive may not serve as an officer or director of, make investments in, or otherwise participate in, any other entity without the prior written approval of the Board; provided, that the foregoing shall not be deemed to prohibit the Executive from acquiring, directly or indirectly, solely as an investment, not more than two percent (2%) of any class of securities of any entity that are registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "1934 Act") or investments in non-public entities pursuant to policies and procedures generally applicable to executives of the Company and its direct or indirect subsidiaries; and provided further, that so long as it does not interfere with the Executive's employment, the Executive may serve as an officer, director or otherwise participate in purely educational, welfare, social, religious and civic organizations.

     2. Employment Period. This Agreement shall have a term commencing on the date hereof and ending on December 31, 1999 (the "Initial Period"), unless sooner terminated in accordance with the provisions of Section 4. On the expiration of the Initial Period and on each yearly anniversary thereof, this Agreement shall automatically renew for an additional one-year period (each such one-year period being referred to as a "Renewal Period"), unless sooner terminated in accordance with the provisions of Section 4, provided, however, that no renewal shall occur if the Company or the Executive notifies the other in writing of its intention not to renew this Agreement not less than six months prior to such expiration date or anniversary, as the case may be. The term of this Agreement, as in effect from time to time, is referred to herein as the "Employment Period".

     3. Compensation and Benefits. The Executive shall be entitled to the following compensation and benefits, in each case subject to applicable statutory withholdings:

          (a) Base Compensation. The Executive shall be paid an aggregate base salary (the "Base Salary") of $400,000 per annum. The Base Salary shall be payable in a manner consistent with the normal payroll practices of the Company in effect from time to time. The Board, in its sole discretion, or at the recommendation of the Compensation Committee, may increase (but not decrease) the Base Salary, at any time.

          (b) Annual Bonus. In addition to the Base Salary, the Executive shall be entitled to receive a discretionary annual bonus for each fiscal year of the Company that ends during the Employment Period (the "Bonus Award") based upon the achievement of annual Company and individual performance goals to be set by the Compensation Committee in consultation with the Executive, provided, that in no case shall the Bonus Award for fiscal years ending December 31, 1997 and December 31, 1998 be less than $300,000, and for the fiscal year ending on December 31, 1996, $300,000 pro-rated based on the portion of the fiscal year that includes the Employment Period. Such minimum shall operate as a draw against the Bonus Award otherwise payable. To the extent necessary to avoid the limitation on the federal tax deductibility of the Bonus Award for any year under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), payment thereof may, at the discretion of the Company, be either (i) made pursuant to a plan to be adopted by the Company, which plan may be contingent upon approval by the Company's stockholders (in which case, if stockholder approval is not obtained, the Bonus Award above the minimum shall not be paid), or (ii) deferred to the first taxable year of the Company in which the payment would be fully deductible. Except as provided in the preceding sentence, the Bonus Award for a fiscal year shall be payable as soon as practicable after the release of the Company's audited financial statements for such fiscal year. In the case of clause (i) above, such a plan shall conform to the requirements of Section 162(m) of the Code and shall be adopted by the Board prior to, and presented for the approval of Stockholders at, a meeting of the Company's stockholders occurring no later than the Company's 1997 Annual Meeting of Stockholders. In the case of clause (ii) above, amounts deferred shall be credited with such interest and on such other terms as the Company and the Executive shall mutually agree.

          (c) Stock Options.

               (1) The Executive shall be granted, on the date hereof, options to purchase 500,000 shares of the Company's common stock, par value $.01 per share ("Common Stock") as follows: (i) an option with respect to 382,500 shares of Common Stock shall be granted under the Company's 1991 Stock Option Plan, and
(ii) an option with respect to 117,500 shares of Common Stock shall be granted under the Company's 1994 Stock Option Plan (the "Non-Performance Options", and collectively, with the options granted pursuant to clause (2), the "Options"). The exercise price per share of Common Stock subject to the Non-Performance Options shall equal the closing sales price of a share of Common Stock on the date of this Agreement. The Non-Performance Options shall be immediately vested and exercisable on the date hereof as to 25% of the shares subject thereto, and, subject to clause (3) below, an additional 25% shall become vested and exercisable on each of the first three anniversaries of the date hereof. Non-Performance Options granted under the Company's 1991 Stock Option Plan shall be non-qualified options, and of those granted under the Company's 1994 Stock Option Plan, 110,000 shall be incentive stock options and 7,500 shall be non-qualified options.

               (2) The Executive shall be granted non-qualified options to purchase an additional 500,000 shares of Common Stock as follows: (i) an option with respect to 132,500 shares of Common Stock shall be granted as of the date hereof under the Company's 1994 Stock Option Plan, and (ii) an option with respect to 367,500 shares of Common Stock shall be granted on the date of the next meeting of stockholders which shall take place no later than the Company's 1997 Annual Meeting of Stockholders, provided that at such meeting the stockholders approve an amendment to one or more of the Company's stock option plans or the adoption of a new plan that will enable such option to be granted (the "Performance Options"). The exercise price per share of Common Stock subject to the Performance Options shall equal $5.00. Subject to acceleration as provided in the next sentence, the Performance Options shall become vested and exercisable on the ninth anniversary of the date such options are granted, subject to clause (3) below. If, during any period of at least 20 consecutive trading days commencing after the date of this Agreement, the average of the closing price of the Common Stock on each such trading day shall equal or exceed the target stock prices as set forth below, then each Performance Options shall, subject to clause (3) below, become vested and exercisable as of the end of such 20-day period (or, if later, the date the option is granted) as to such number of shares equal to the total number of shares subject to the option on the date the option is granted, multiplied by the applicable vesting percentage set forth below:

             Target Stock Price                 Vesting Percentage

                      $7.00                               50%
                      $8.00                              100%.

               (3) Upon Executive's termination of employment with the Company for any reason (except termination for Cause) (i) all Options that are not then vested and exercisable shall immediately terminate, except in the event of termination of Executive's employment after September 5, 1997, by the Company other than for Cause or by the Executive with Good Reason, in which event all Non-Performance Options shall become fully vested and exercisable at the time of such termination of employment, and (ii) all Options that are or become vested and exercisable at the time of such termination of employment shall remain exercisable thereafter for a period of three months, or, if such termination is by reason of death or Disability, for a period of one year. If such termination is for Cause, all Options, whether or not vested and exercisable, shall terminate. In no event may any option be exercised after the tenth anniversary of the date such Option is granted.

               (4) Each Option shall be subject to the terms and conditions of the plans pursuant to which it is granted (including acceleration of vesting upon a change in control of the Company), and shall be evidenced by an option agreement which shall contain terms not inconsistent with the provisions of this
Section 3(c).

          (d) Stock Purchase. On the date of this Agreement, the Executive shall purchase from the Company 250,000 shares of Common Stock (the "Shares") at a price per share equal to the closing sales price of a share of Common Stock on the last trading date immediately prior to the date of this Agreement, payable by the Executive no later than the third business day following the date of this Agreement. The Executive may not sell or otherwise dispose of the Shares prior to the second anniversary of the date of this Agreement. The Shares will be restricted securities under Rule 144 issued under the Securities Act of 1933, provided that the Company will provide one registration statement on demand to any pledgee of the Shares at the Company's cost and expense. The Shares shall be duly authorized, validly issued, fully paid and nonassessable. The Shares shall be represented by stock certificates registered in the name of the Executive, and shall bear a legend reflecting the restrictions set forth above.

          (e) Benefits. The Executive shall also be entitled to participate in the employee and fringe benefit and group insurance programs provided by the Company for its officers and employees generally and in accordance with the terms of the applicable plan documents as they may be revised from time to time. Executive shall be entitled to receive such other benefits as are generally provided to executives of the Company and its subsidiaries. The Executive shall also be entitled to reimbursement for reasonable out-of-pocket expenses incurred in connection with the business of the Company in accordance with the Company's policies and procedures.

     4. Termination.

          (a) The Company may, with or without prior notice, terminate this Agreement with or without Cause, or upon the Executive's Disability. The Executive may terminate this Agreement for Good Reason, or upon the Executive's Disability. This Agreement shall automatically terminate upon the Executive's death. This Agreement shall also terminate upon expiration of the Initial Period or any Renewal Period if notice is provided by either party in accordance with
Section 2. Except as provided in Sections 3(c) and 4(b), in the event this Agreement is terminated, the Executive's rights and the obligations of the Company hereunder shall cease as of the effective date of the termination, provided, however, that the Executive shall be entitled to receive any accrued but unpaid Base Salary, any earned but unpaid Bonus Awards and any amount accrued under Company benefit plans as provided pursuant to the terms of such plans (the "Accrued Obligations").

          (b) In the event the Company terminates this Agreement other than for Cause, or if the Executive terminates this Agreement for Good Reason, the Executive shall be entitled to receive, in addition to the Accrued Obligations, the following payments ("Termination Payments"), in each case subject to applicable statutory withholdings :

               (1) if such termination occurs on or prior to the first anniversary hereof, a payment equal to $700,000, such payment to be made in equal monthly installments over the one-year period following such termination;

               (2) if such termination occurs after the first anniversary hereof, and on or prior to the second anniversary hereof, a payment equal to $1,400,000, such payment to be made in equal monthly installments over the two-year period following such termination; and

               (3) if such termination occurs after the second anniversary hereof, a payment equal to the product of (i) the sum of Executive's Base Salary and Bonus Awards payable (without regard to any deferral necessary to comply with Section 162(m) of the Code) for the three fiscal years ending prior to such termination, or, if less, the number of fiscal years ending after the date hereof and prior to such termination (if the fiscal year ended December 31, 1996 is to be taken into account, the Base Salary and Bonus Award for such year shall be annualized) divided by three, or, if less, the number of fiscal years ending after the date hereof and prior to such termination, and (ii) the number of years and/or fraction thereof remaining in the then existing Employment Period. Payment of this amount shall be made in equal monthly installments over such remaining Employment Period.

               (4) in the event of the Executive's death after this Agreement is terminated other than for Cause or for Good Reason, the Company shall make any Termination Payments which would otherwise have been payable to the Executive if he had lived under this Section 4(b) to Executive's estate or designated beneficiary.

          (c) In the event that after the second anniversary hereof, the Company terminates this Agreement other than for Cause, or the Executive terminates this Agreement for Good Reason, the Executive shall be entitled to receive, in addition to the Accrued Obligations and any Termination Payments as provided in
Section 4(b)(3) hereof, a Bonus Award equal to the Bonus Award earned by the Executive for the immediately preceding fiscal year multiplied by a fraction the numerator of which shall be the number of days elapsed in the fiscal year to the date of such termination and the denominator of which shall be 365; provided there shall be deducted from any such Bonus Award the amount of any Bonus Award previously paid to the Executive with respect to such period.

          (d) A termination of the Executive's employment (i) upon expiration of this Agreement at the end of the Initial Period or any Renewal Period, whether at the Company's option or the Executive's option, or (ii) by reason of the Executive's Death or Disability, shall not constitute a termination other than for Cause or for Good Reason under this Agreement, and therefore, upon such termination, the Executive shall be entitled to receive only the Accrued Obligations.

          (e) As a condition to his entitlement to receive Termination Payments, the Executive shall (i) have executed and delivered to the Company a waiver and release satisfactory to the Company waiving and releasing all rights and claims against the Company and its direct or indirect subsidiaries and their respective officers, agents, directors and employees, and such waiver and release shall have become irrevocable, and (ii) comply with Sections 3(d), and 5 through 9.

          (f) In the event this Agreement is terminated for any reason (except by death), the Executive agrees that if at that time he is a director or officer of the Company or any of its direct or indirect subsidiaries, he will immediately deliver his written resignation as such director or officer, such resignation to become effective immediately.

          (g) Notwithstanding anything contained herein to the contrary, the Company may reduce the Termination Payments to the extent such Termination Payments, when added to other payments made to the Executive (including the vesting of stock options), constitute a "parachute payment" as defined in
Section 280G of the Code.

          (h) For purposes of this Agreement:

               (1) "Cause" shall mean an event where the Executive: (i) commits any act of fraud, willful misconduct or dishonesty in connection with his employment or which materially injures the Company or its direct or indirect subsidiaries; (ii) breaches Section 3(d), 8 or 9, or any other material provision of this Agreement or any material representation, warranty, covenant or condition in this Agreement or any material fiduciary duty to the Company or its direct or indirect subsidiaries; (iii) fails, refuses or neglects to timely perform any material duty or obligation under this Agreement and such failure, refusal or neglect is not cured by the Executive within fifteen (15) days from the date the Company notifies the Executive thereof; (iv) commits a material violation of any material law, rule, regulation or by-law of any governmental authority (state, federal or foreign), any securities exchange or association or other regulatory or self-regulatory body or agency applicable to the Company or its direct or indirect subsidiaries or any general policy or directive of the Company or its direct or indirect subsidiaries communicated in writing to the Executive; (v) is charged with a crime involving moral turpitude, dishonesty, fraud or unethical business conduct, or a felony; (vi) is subject to the occurrence of an event or condition which makes it unlawful for the Executive to perform his duties hereunder, including the issuance of any order, decree, decision or judgment, which remains in effect for eight weeks or more; (vii) gives or accepts undisclosed commissions or other payments in cash or in kind in connection with the affairs of the Company or any of its direct or indirect subsidiaries or their respective clients; (viii) is expelled or suspended in excess of eight weeks, or is subject to an order temporarily (for a period in excess of eight weeks) or permanently enjoining the Executive from the securities, investment management or investment banking business or from acting in the capacity contemplated by this Agreement by the SEC, the NASD, any national securities exchange or any self-regulatory agency or governmental authority, state, foreign or federal; or (ix) fails to obtain or maintain any registration, license or other authorization or approval that the Company or its direct or indirect subsidiaries in their discretion reasonably believe is required for the Executive to perform his duties hereunder.

               (2) "Good Reason" shall mean (i) the Company changes the Executive's status, title or position as President and Chief Executive Officer of the Company and such change represents a material reduction in such status, title or position conferred hereunder; (ii) Executive is not elected to the Board or elected Chairman of the Board, or does not remain a director of the Board or Chairman of the Board during the Employment Term (other than as a result of a voluntary resignation by the Executive pursuant to Section 4(f) or otherwise); (iii) the failure of the Company to make a timely grant to the Executive of the stock options described in part (ii) of the first sentence of
Section 3(c)(2) hereof; and (iv) the Company materially breaches this Agreement, and such change or breach is not cured by the Company within thirty (30) days from the date the Executive delivers a Notice of Termination for Good Reason. Such "Notice of Termination for Good Reason" shall include the specific section of this Agreement which was relied upon and the reason that the Company's act or failure to act has given rise to his termination for Good Reason.

               (3) "Disability" shall mean the Executive's inability to perform his duties by reason of mental or physical disability for at least one hundred and twenty (120) consecutive days or any one hundred and twenty (120) days (whether or not consecutive) in any one-hundred eighty (180) consecutive day period. In the event of a dispute as to whether the Executive is disabled within the meaning hereof, either party may from time to time request a medical examination of the Executive by a doctor appointed by the Chief of Staff of a hospital selected by mutual agreement of the parties, or as the parties may otherwise agree, or, failing agreement, a hospital selected in good faith by the Board of Directors of the Company. The written medical opinion of such doctor shall be conclusive and binding upon the parties as to whether the Executive has become disabled and the date when such disability arose. The cost of any such medical examination shall be borne by the Company.

     5. Trade Secrets. The Executive recognizes that it is in the legitimate business interest of the Company to restrict his disclosure or use of Trade Secrets and Confidential Information relating to the Company and its direct or indirect subsidiaries for any purpose other than in connection with his performance of his duties to the Company, and to limit any potential appropriation of such Trade Secrets and Confidential Information by the Executive. The Executive therefore agrees that all Trade Secrets and Confidential Information relating to the Company and its direct or indirect subsidiaries heretofore or in the future obtained by the Executive shall be considered confidential and the proprietary information of the Company and its direct or indirect subsidiaries. During the Employment Period the Executive shall not use or disclose, or authorize any other person or entity to use or disclose, any Trade Secrets or other Confidential Information, other than as necessary to further the business objectives of the Company in accordance with the terms of his employment hereunder. The term "Trade Secrets or other Confidential Information" includes, by way of example and without limitation, matters of a technical nature, "know-how", formulas, secret processes, works of authorship, computer programs (including documentation of such programs), services, materials, patent applications, new product plans, other plans, technical information, technical improvements, test data, progress reports and research projects, and matters of a business nature, such as business plans, prospects, financial information, marketing plans and strategies, proprietary information about costs, profits, markets and sales, lists of customers and suppliers of the Company and its direct or indirect subsidiaries, procurement and promotional information, credit and financial data concerning customers or suppliers of the Company and its direct or indirect subsidiaries, information relating to the management, operation and planning of the Company and its direct and indirect subsidiaries, plans for future development, and other information of a similar nature to the extent not available to the public. After termination of the Executive's employment with the Company for any reason, the Executive shall not use or disclose Trade Secrets or other Confidential Information.

     6. Return of Documents and Property. Upon the termination of the Executive's employment with the Company, or at any time upon the request of the Company, the Executive (or his heirs or personal representatives) shall deliver to the Company (a) all documents and materials (including, without limitation, computer files) containing Trade Secrets or other Confidential Information relating to the business and affairs of the Company and its direct and indirect subsidiaries, and (b) all documents, materials and other property (including, without limitation, computer files) belonging to the Company or its direct or indirect subsidiaries, which in either case are in the possession or under the control of the Executive (or his heirs or personal representatives).

     7. Discoveries and Work. All Discoveries and Works made or conceived by the Executive during his employment by the Company, jointly or with others, that relate to the present or anticipated activities of the Company or its direct or indirect subsidiaries, or are used or usable by the Company or its direct or indirect subsidiaries shall be owned by the Company or its direct or indirect subsidiaries. The term "Discoveries and Works" includes, by way of example but without limitation, Trade Secrets and other Confidential Information, patents and patent applications, trademarks and trademark registrations and applications, service marks and service mark registrations and applications, trade names, copyrights and copyright registrations and applications. The Executive shall (a) promptly notify, make full disclosure to, and execute and deliver any documents requested by, the Company, as the case may be, to evidence or better assure title to Discoveries and Works in the Company or its direct or indirect subsidiaries, as so requested, (b) renounce any and all claims, including but not limited to claims of ownership and royalty, with respect to all Discoveries and Works and all other property owned or licensed by the Company or its direct or indirect subsidiaries, (c) assist the Company or its direct or indirect subsidiaries in obtaining or maintaining for itself at its own expense United States and foreign patents, copyrights, trade secret protection or other protection of any and all Discoveries and Works, and (d) promptly execute, whether during his employment with the Company or thereafter at the Company's expense, all applications or other endorsements necessary or appropriate to maintain patents and other rights for the Company or its direct or indirect subsidiaries and to protect the title of the Company or its direct or indirect subsidiaries thereto, including but not limited to assignments of such patents and other rights. Any Discoveries and Works which, within six months after the termination of the Executive's employment with the Company, are made, disclosed, reduced to a tangible or written form or description, or are reduced to practice by the Executive and which pertain to the business carried on or products or services being sold or developed by the Company or its direct or indirect subsidiaries at the time of such termination shall, as between the Executive and, the Company, be rebuttably presumed to have been made during the Executive's employment by the Company. The Executive acknowledges that all Discoveries and Works shall be deemed "works made for hire" under the Copyright Act of 1976, as amended, 17 U.S.C. ss.101.

     8. Non-Competition. From and after the date hereof, the Executive will not, except pursuant to the terms hereof, directly or indirectly, own, manage, operate, join, finance control or participate in the ownership, management, operation or control of, or be employed or be otherwise connected in any manner with, any business under a name similar to the name of the Company or any direct or indirect subsidiary thereof. During the Noncompetition Period, the Executive will not (except as an officer, director, employee, agent or consultant of the Company) directly or indirectly, own, manage, operate, join, or have a financial interest in, control or participate in the ownership, management, operation or control of, or be employed as an employee, agent or consultant, or in any other individual or representative capacity whatsoever, or use or permit his name to be used in connection with, or be otherwise connected in any manner with (i) any business or enterprise engaged (wherever located) in the design, development, manufacture, distribution or sale of any products, or the provision of any services, which the Company or its direct or indirect subsidiaries were designing, developing, manufacturing, distributing, selling or providing at any time during the one year immediately preceding the termination of this Agreement or (ii) any business which is similar to or competitive with the business carried on or planned by the Company or its direct or indirect subsidiaries at any time during the one year immediately preceding the termination of this Agreement, unless the Executive shall have obtained the prior written consent of the Board, provided that the foregoing restriction shall not be construed to prohibit the ownership by the Executive of not more than two percent (2%) of any class of securities of any corporation which is engaged in any of the foregoing businesses, having a class of securities registered pursuant to Sections 12(b) or 12(g) of the 1934 Act, which securities are publicly owned and regularly traded on any national exchange or in the over-the-counter market, provided further, that such ownership represents a passive investment and that neither the Executive nor any group of persons including the Executive in any way, either directly or indirectly, manages or exercises control of any such corporation, guarantees any of its financial obligations, otherwise takes part in its business other than exercising his rights as a stockholder, or seeks to do any of the foregoing. For purposes of this Agreement, the Noncompetition Period shall mean the period during which the executive is employed by the Company or any of its direct or indirect subsidiaries, and (i) the lesser of one year following termination of this Agreement or the remaining term of the Employment Period if such termination is for Cause; (ii) the lesser of one year following termination of this Agreement, or the remaining term of the Employment Period if this Agreement is terminated by the Executive other than for Good Reason; and (iii) the period during which the Executive is receiving Termination Payments. Notwithstanding the foregoing, in the event that the Company terminates this Agreement other than for Cause, or if the Executive terminates this Agreement for Good Reason, the Executive may elect at any time after such termination, by ten days advance written notice to the Company, to be relieved of the provisions of this Section 8 and Section 9. On and after such election, the Company shall have no further obligation to make any payments to the Executive pursuant to Section 4(b) hereof, except for such amounts as shall have been accrued prior to the date of such election. Such election shall not effect any of the rights of the Company with respect to any violation of this Section 8 or Section 9 occurring prior to such election.

     9. Non-Solicitation. During the Noncompetition Period, the Executive agrees, directly or indirectly, whether for his own account or for the account of any other individual or entity, not to solicit or canvas the trade, business or patronage of, or sell any products or services which are the same as or similar to those designed, developed, manufactured, distributed or sold by the Company or its direct or indirect subsidiaries to, any individuals or entities that were either customers of the Company or any of its direct or indirect subsidiaries during the twelve months immediately preceding the termination of this Agreement, or prospective customers with respect to whom a sales effort, presentation or proposal was made by the Company or any of its direct or indirect subsidiaries during the twelve months immediately preceding the date of termination or expiration, as the case may be. The Executive further agrees that during the Noncompetition Period, he shall not, directly or indirectly, (i) solicit, induce, enter into any agreement with, or attempt to influence any individual who was an employee or consultant of the Company or any of its direct or indirect subsidiaries at any time during the time the Executive was employed by the Company, to terminate his or her employment relationship with the Company or any of its direct or indirect subsidiaries or to become employed by the Executive or any individual or entity by which Executive is employed or (ii) interfere in any other way with the employment, or other relationship, of any employee or consultant of the Company or any of its direct or indirect subsidiaries.

     10. Enforcement. (a) The Executive agrees that the remedies at law for any breach or threat of breach by him of any of the provisions of Sections 5 through 9 will be inadequate, and that, in addition to any other remedy to which the Company may be entitled at law or in equity, the Company shall be entitled to a temporary or permanent injunction or injunctions or temporary restraining order or orders to prevent breaches of the provisions of Sections 5 through 9 and to enforce specifically the terms and provisions thereof, in each case without the need to post any security or bond. Nothing herein contained shall be construed as prohibiting the Company from pursuing, in addition, any other remedies available to the Company for such breach or threatened breach. A waiver by the Company of any breach of any provision hereof shall not operate or be construed as a waiver of a breach of any other provision of this Agreement or of any subsequent breach by the Executive.

          (b) It is expressly understood and agreed that although the Company and the Executive consider the restrictions contained in Sections 5 through 9 to be reasonable for the purpose of preserving the goodwill, proprietary rights and going concern value of the Company, if a final judicial determination is made by a court having jurisdiction that the time or territory or any other restriction contained in such Sections 5 through 9 is an unenforceable restriction on the Executive's activities, the provisions of such Sections 5 through 9 shall not be rendered void but shall be deemed amended to apply as to such maximum time and territory and to such other extent as such court may judicially determine or indicate to be reasonable. Alternatively, if the court referred to above finds that any restriction contained in Sections 5 through 9 or any remedy provided herein is unenforceable, and such restriction or remedy cannot be amended so as to make it enforceable, such finding shall not affect the enforceability of any of the other restrictions contained therein or the availability of any other remedy. The provisions of Sections 5 through 9 shall in no respect limit or otherwise affect the Executive's obligations under other agreements with the Company.

     11. Executive's Representations. The Executive represents and warrants to the Company that (i) he is able to perform fully his duties and responsibilities contemplated by this Agreement and (ii) there are no restrictions, covenants, agreements or limitations of any kind on his right or ability to enter into and fully perform the terms of this Agreement.

     12. Assignment. The rights and obligations of the parties under this Agreement shall not be assignable by either the Company or the Executive, provided that this Agreement is assignable by the Company to any affiliate of the Company, to any successor in interest to the business of any of the Company, or to a purchaser of all or substantially all of the assets of the Company.

     13. Notices. Any notice required or permitted under this Agreement shall be deemed to have been effectively made or given if in writing and personally delivered, mailed properly addressed in a sealed envelope, postage prepaid by certified or registered mail, or delivered by a reputable overnight delivery service. Unless otherwise changed by notice, notice shall be properly addressed to the Executive if addressed to:


                           Fredric P. Sapirstein
                           150 Central Park South
                           New York, NY 10019

and properly addressed to the Company if addressed to:

                           Hoenig Group Inc.
                           Royal executive Park
                           4 International Drive
                           Rye Brook, NY 10573
                           Attention:  General Counsel

     14. Severability. Wherever there is any conflict between any provision of this Agreement and any statute, law, regulation or judicial precedent, the latter shall prevail, but in such event the provisions of this Agreement thus affected shall be curtailed and limited only to the extent necessary to bring them within the requirements of the law. In the event that any provision of this Agreement shall be held by a court of proper jurisdiction to be indefinite, invalid, void or voidable or otherwise unenforceable, the balance of the Agreement shall continue in full force and effect unless such construction would clearly be contrary to the intentions of the parties or would result in an unconscionable injustice.

     15. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

     16. Effect of Termination. Notwithstanding anything to the contrary contained herein, if this Agreement or the Executive's employment is validly terminated pursuant to Section 4 or expires by its terms, the provisions of Sections 5 through 10, 14, 17 and 18 shall continue in full force and effect.

     17. Disputes. Any claim or controversy arising out of or relating to this Agreement, or any breach thereof, or otherwise arising out of or relating to the Executive's employment, compensation and benefits with the Company or the termination thereof, shall be settled by arbitration in New York, New York in accordance with the Voluntary Labor Arbitration Rules of the American Arbitration Association ("AAA"), or if the AAA refuses to accept and process any such dispute for arbitration, then the rules of procedure established by the Center for Public Resources, provided, however, that the parties agree that (i) the panel of arbitrators shall be prohibited from disregarding, adding to or modifying the terms of this Agreement; (ii) the panel of arbitrators shall be required to follow established principles of substantive law and the law governing burdens of proof; (iii) only legally protected rights may be enforced in arbitration; (iv) the panel of arbitrators shall be without authority to award punitive or exemplary damages; (v) the chairperson of the arbitration panel shall be an attorney licensed to practice law in New York who has experience in similar matters; (vi) the panel of arbitrators shall consist solely of arbitrators from the securities industry; and (vii) any demand for arbitration made by the Executive must be filed and served, if at all, within 180 days of the occurrence of the act or omission complained of. Any claim or controversy not submitted to arbitration in accordance with this Section 19 shall be considered waived and, thereafter, no arbitration panel or tribunal or court shall have the power to rule or make any award on any such claim or controversy. The award rendered in any arbitration proceeding held under this
Section 19 shall be final and binding, and judgment upon the award may be entered in any court having jurisdiction thereof, provided that the judgment conforms to established principles of law and is supported by substantial record evidence. Notwithstanding the foregoing, either the Company or the Executive may elect not to have this Section 17 apply with respect to matters arising from the provisions of Sections 5 through 9, in which case such matters shall be subject to the enforcement provisions of Section 10 hereof.

     18.   Attorney's  Fees.  The  Company  shall  pay  Executive's   reasonable
attorneys' fees incurred in connection with the negotiation and preparation of this Agreement in an amount not exceed $15,000.

     19. Miscellaneous; Choice of Law. This Agreement constitutes the entire agreement, and supersedes all prior agreements, of the parties hereto relating to the subject matter hereof, and there are no written or oral terms or representations made by either party other than those contained herein. This Agreement shall be governed by and construed in accordance with the domestic laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of New York.

     IN WITNESS WHEREOF, the parties have executed this Employment Agreement as of the day and year first above written.

                                             HOENIG GROUP INC.



                                             By:   /s/ Alan B. Herzog
                                                   ------------------
                                             Its:  Chief Operating Officer

/s/ Fredric P. Sapirstein
-------------------------
Fredric P. Sapirstein

                                                                       EXHIBIT B

                             1991 STOCK OPTION PLAN

     1. Purpose. The purpose of this 1991 Stock Option Plan (the "Plan") of Hoenig Group Inc., a Delaware corporation (the "Company"), is to attract, retain, and motivate directors, officers and employees of the Company and its subsidiaries by giving them an opportunity to acquire common stock, $.01 par value, of the Company ("Common Stock"). Options granted under this Plan may be "nonstatutory options" ("NSOs") or "incentive stock options" ("ISOs") intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as it has been and in the future may be amended from time to time (the "Code"), and, if not inconsistent, the requirements of analogous state income tax laws.

     2. Administration

          2.1 By the Administrator. This Plan shall be administered by a committee (the "Committee") appointed by the Board of Directors of the Company (the "Board") or, if no Committee is appointed, by the Board (in either case, the "Administrator"). The Board may delegate such responsibilities to the Committee as it determines is appropriate. The Administrator shall have full authority to administer the Plan, including, without limitation, the authority to: (i) determine the persons to whom options shall be granted, the number of shares to be represented by each option and the exercise price per share, and the other terms and conditions of options (provided they are consistent with this Plan); and (ii) interpret and construe any provision of the Plan and options granted under this Plan, and to adopt rules and regulations that it deems useful or appropriate for administering the Plan. The Board may reserve to itself any of the authority granted to the Committee and may perform and discharge all of the functions and responsibilities of the Committee at any time. A majority of the members of the Administrator shall constitute a quorum, and the acts of a majority of the members present at any meeting at which a quorum is present, and any acts approved in writing by all of the members without a meeting, shall constitute acts of the Administrator.


          2.2 Actions of the Administrator. All actions taken and all interpretations and determinations made by the Administrator in good faith (including determinations of value of Common Stock or other securities) shall be final and binding upon all optionees, the Company and all other interested persons. No member of the Administrator shall be personally liable for any action, determination or interpretation made in good faith with respect to the Plan or any options granted under the Plan.


     3. Eligibility. ISOs may be granted only to employees, including directors and executive officers who are also employees of the Company or any "subsidiary corporation" of the Company (as defined in the applicable provisions, currently
Section 424(f), of the Code) (an "Affiliate"). NSOs may be granted to persons rendering services to the Company or any Affiliate including directors, officers, and employees of the Company or any Affiliate; provided, however, no director of the Company may receive an award of an NSO until six months after the closing of the initial public offering of the Company's Common Stock.


     4. Stock Subject to this Plan. Subject to the other provisions of this Plan, the total number of shares of Common Stock with respect to which options may be granted under this Plan is 1,825,000. Of this amount, up to 500,000 shares of Common Stock may be issued immediately upon exercise of ISOs, up to an additional 412,500 shares of Common Stock may be issued upon exercise of ISOs only after Warrant Event (defined below), up to 500,000 shares of Common Stock may be issued immediately upon exercise of NSOs and up to an additional 412,500 shares of Common Stock may be issued upon exercise of NSOs only after Warrant Event. As used herein, "Warrant Event" shall mean the exercise of not less than 75% of the maximum number of Class A Warrants of the Company at any time outstanding or redemption of such Class A Warrants, whichever occurs first. Shares delivered upon exercise of options may be previously unissued shares, or treasury shares. All such delivered shares, whatever their source, shall be counted against the 1,825,000 share limitation. Shares covered by options that expire or terminate and shares issued under this Plan and later repurchased by the Company pursuant to rights of first refusal or other repurchase rights shall again become available for the grant of options and shall not be counted against the 1,825,000 share limitation, except that repurchased shares shall not be available for future grants of (i) ISOs or (ii) NSOs if such grant would cause ISOs to no longer meet the requirements of Section 422 of the Code. The total number of shares with respect to which options may be granted under the Plan is subject to adjustment as provided in the Plan.


     5. Grant of Options. The Company may grant options under this Plan at any time and from time to time before the Plan terminates. The Administrator shall specify the date of the grant. If the Administrator fails to specify a grant date, the grant date shall be the date of the action taken by the Administrator to grant the option. If an option is approved for a person who is not an employee but is expected to become one, the grant date shall be the date the intended optionee is first treated as an employee for payroll purposes. Each option shall be clearly designated as either an NSO or as an ISO. Each option shall be evidenced by a written stock option agreement. The failure by the Company or the optionee to execute an option agreement shall not invalidate the grant of the option. No option shall be exercisable, however, until the written option agreement and all other documentation required by the Administrator is appropriately executed and delivered.


     6. Restrictions on Shares. Shares purchased under the Plan may be subject to transfer restrictions, including rights of first refusal or other repurchase rights, to restrictions on voting and to other restrictions, in each case as determined by the Administrator.

     7. Terms and Conditions to which all Options are Subject. All options granted under this Plan shall be subject to the following terms and conditions and any other terms and conditions, not inconsistent with this Plan, that the Administrator may impose:

          7.1 Time of Option Exercise. Except as necessary to satisfy the requirements of Section 422 of the Code with respect to ISOs, and subject to the other provisions of this Plan, an option shall be exercisable at such times and in such amounts as are specified in the option agreement. The Administrator, in its sole discretion, may later accelerate or otherwise waive any limitations regarding the time at which an option or portions of an option first become exercisable.

          7.2 Manner of Exercise. An optionee must exercise an option by giving written notice to the Company specifying the number of shares optionee has elected to purchase, accompanied by payment of the exercise price and delivery of such other documentation as the Administrator may require. The date by which the Company receives a written exercise notice, all other documentation required by the Administrator, payment of the exercise price and, if required, payment of any federal, state, or local withholding or employment taxes, including FICA tax required to be withheld by virtue of exercise of the option, shall be the date of exercise of such optionee. Notwithstanding such exercise, optionees shall not have any privileges as a stockholder with respect to any stock covered by an option until the date of issuance of a stock certificate for the number of shares being acquired.

          7.3 Payment of Option Price and Withholding and Employment Taxes. Except as provided in this Section 7.3, payment in full, in cash, shall be made for all shares purchased and required tax amounts at the time written notice of exercise of an option is given to the Company. When an option is granted, or at any time thereafter, including at the time an option is exercised, the Administrator, in its sole discretion, may authorize the optionee to make full payment by delivering his full recourse promissory note for all or part of the option price, and for all or part of the federal or state withholding tax required to be paid in connection with the exercise of the option, payable on such terms and bearing such interest rate as determined by the Administrator (but in no event less than the minimum interest rate specified by federal tax law at which no additional interest would be imputed), which promissory note may be either secured or unsecured in such manner as the Administrator may approve (including, without limitation, by a security interest in the shares of Common Stock acquired with the promissory note).

          7.4 Exercise After Termination of Employment. If, for any reason other than disability (as determined in accordance with Section 422(c)(6) and Section 22(e)(3) of the Code) or death, an optionee ceases to be a director, an officer or employee of the Company or any Affiliate, options granted under this Plan and held by the optionee as of the date of termination, to the extent exercisable on that date, may be exercised in whole or in part at any time within three months after the termination date or such lesser period as is specified in the option agreement (but in no event after the expiration date of the option). If an optionee's termination is by reason of disability or death (determined as described in the first sentence of this Section 7.4), then options held at the date of termination, to the extent exercisable on that date, may be exercised in whole or in part at any time within one year after the termination date or any lesser period specified in the option agreement (but in no event after the expiration date of the option) by the optionee or in the case of death, the optionee's legal representative. A transfer of an optionee from the Company to an Affiliate or vice versa, or from one Affiliate to another, or a leave of absence duly authorized by the Company (but not exceeding 90 days unless reemployment upon expiration of the leave is guaranteed by contract or statute), shall not be deemed a termination of employment. However, if an optionee is employed by an Affiliate and the Affiliate later ceases to be an Affiliate, for purposes of this Section 7.4 that changed status shall be treated as a termination of the optionee's employment even if the employee remains employed by that former Affiliate.

          7.5 Changes in Capital Structure. The existence of outstanding options shall not affect the Company's right to effect adjustments, recapitalizations, reorganizations, or other changes in its or any other entity's capital structure or business, any merger or consolidation, any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting Common Stock, the sale, dissolution or liquidation of the Company's or any other entity's assets or business, or any other corporate act, whether similar to the events described above or otherwise. Except as provided in this Plan, no adjustment shall be made in the number of shares of Common Stock issuable to an optionee, or in any other rights of the optionee, by reason of any dividend, distribution or other right granted to any stockholder for which the record date is before the date the optionee becomes a holder, as provided in Section 7.2 of this Plan, with respect to the shares to which the right relates. Subject to Section 7.6 of this Plan, if the outstanding shares of Common Stock are increased or decreased in number or changed into or exchanged for a different number or kind of securities of the Company or any other entity by reason of a recapitalization, reclassification, stock split, combination of shares, stock dividend, or other event, the number and kind of securities with respect to which options may be granted under this Plan, the number and kind of securities as to which outstanding options may be exercised, and the option price at which outstanding options may be exercised may be adjusted in the sole discretion of the Administrator and without regard to any resulting tax consequences to the optionee.

          7.6 Acquisitions and Other Transactions. In connection with the dissolution or liquidation of the Company, a merger or reorganization of the Company in which more than 50% of the shares of the Company outstanding just before the merger or reorganization are converted into cash or into another security, or a similar event which the Administrator determines, in its sole discretion, would materially alter the structure of the Company or its ownership all options then outstanding under this Plan shall either be assumed or replaced (with appropriate adjustments in the number and kind of securities and option prices) by the surviving corporation or, if there be no surviving corporation or if the surviving corporation refuses to assume the options or grant replacement options, the Administrator, upon at least 10 days' prior written notice to the optionee, may, in its sole discretion and subject to such conditions as it may impose, do one or more of the following: (i) shorten the period during which the options are exercisable (provided they remain exercisable, to the extent otherwise exercisable, for at least 10 days after the date the notice is given);
(ii) accelerate any vesting schedule to which an option is subject; or (iii) cancel options upon payment to the optionee in cash, with respect to each option to the extent then exercisable, of an amount which, in the sole discretion of the Administrator, is determined to be equivalent to the amount by which the fair market value (at the effective time of the dissolution, liquidation, merger, reorganization or other event) of the consideration that the optionee would have received if the option had been exercised before the effective time of the transaction, exceeds: (i) the exercise price of the option plus (ii) applicable withholding tax, including wages and FICA withholding. The actions described in this paragraph may be taken without regard to any resulting tax consequences to the optionee.

          7.7 Nonassignability of Option Rights. No option granted under this Plan shall be assignable or otherwise transferable by the optionee except by will or by the laws of descent and distribution. During the life of the optionee, an option shall be exercisable only by the optionee. To the extent permitted by the other provisions of this Plan, in the event of an optionee's death, the option may be exercised by the appropriate representative of the optionee's estate or, if no appropriate representative has been appointed, by the person(s) who acquire(s) the right to exercise the option under the optionee's will or under the applicable laws of descent and distribution.

          7.8 Securities Laws; Legends. No option shall be granted or exercised unless the Company determines that such grant or exercise complies with all applicable securities laws. Regardless of whether the shares purchased under the Plan have been registered under the Securities Act of 1933, as amended (the "Act"), or registered or qualified under the securities laws of any state or other jurisdiction, the Company may impose restrictions upon the sale, pledge or other transfer of shares if the Company concludes that such restrictions are necessary or desirable in order to achieve compliance with those or any other laws. The Company may also place legends on stock certificates to assist compliance with securities laws and to reflect and provide notice of any restrictions on voting, transfer or other matters as contemplated by Section 6 of the Plan. The Company shall have no obligation to register or qualify any options or shares under the Act or any applicable law, or to take any affirmative action order to cause the grant of options under the Plan, the issuance and sale of shares under the Plan, or the resale or other transfer of those shares after issuance, to comply with any law.

     8. Terms and Conditions to Which Only NSOs are Subject. Options granted under this Plan which are designated as NSOs shall be subject to the following additional terms and conditions:

          8.1 Exercise Price. The exercise price of NSOs shall be determined by the Administrator, NSOs on 500,000 shares of Common Stock may have option prices established at the discretion of the Administrator without restriction. NSOs on the 412,500 of Common Stock issuable only after a Warrant Event may not have an option price less than 50% of the fair market value of such shares on the date of grant.

          8.2 Option Term. Unless an earlier expiration date is specified by the Administrator at the time of grant, and subject to the provisions of Section 8.3, each NSO granted under this Plan shall expire ten years after the date of its grant.

          8.3 Special Blue Sky Restrictions. If required by any securities authority as a condition of qualifying or registering the grant of options and the offer and sale of Common Stock under this Plan, then, during the period when such qualification or registration is in effect: (i) the exercise price of an NSO granted to any person who owns, directly or indirectly (or is treated as owning by reason of attribution rules under the Code), stock representing more than 10% of the total combined voting power of all classes of the outstanding stock of the Company or of any Affiliate (in either case, a "Ten Percent Stockholder"), shall be 110% of the fair market value of the stock subject to the option on the grant date; and (ii) an NSO granted to any Ten Percent Stockholder shall expire no later than five years after the grant date.

     9. Terms and Conditions to Which Only ISOs Are Subject. Options granted under this Plan which are designated as ISOs shall be subject to the following additional terms and conditions:

          9.1 Exercise Price. The exercise price of ISOs shall be at least 100% of the fair market value of the stock covered by the option at the time the option is granted, except that the exercise price of an ISO granted to any Ten Percent Stockholder shall be at least 110% of such fair market value.

          9.2 Option Term. Unless an earlier expiration date is specified by the Administrator at the time of grant, each ISO granted under this Plan shall expire ten years after the date of its grant, except that an ISO granted to any Ten Percent Stockholder shall expire no later than five years after the date of its grant.

          9.3 Disqualifying Dispositions. If stock acquired by exercise of an ISO granted under this Plan is sold or otherwise disposed of within two years after the date of grant of the option or within one year after the transfer of the stock to the optionee, the holder of the stock immediately prior to the disposition shall promptly notify the Company in writing of the date and terms of the disposition and shall provide such other information regarding the disposition as the Company may reasonably require in order to secure any deduction then available against the Company's or any other corporation's taxable income.

          9.4 Limitation on ISO Exercise. ISOs granted to any one optionee under this Plan and any and all other plans of the Company or its Affiliates may not "vest" at a rate of more than $100,000 of stock (based on fair market value measured on the grant date(s)) in any calendar year. For purposes of the preceding sentence, an option "vests" when it becomes exercisable for the first time. If, by their terms, such ISOs taken together would vest at a faster rate, and unless otherwise provided by the Administrator, the vesting limitation shall be implemented by deferring the exercisability of those options or portions of options which have the highest per share exercise prices. The options or portions of options, the exercisability of which is so deferred, shall become exercisable on the first day of the first subsequent calendar year during which they may be exercised, as determined by applying these same principles and all other provisions of the Plan, including those relating to the expiration and termination of options. Notwithstanding the rules for ISOs set forth in this
Section 9.4, with the optionee's consent, the Administrator may accelerate the vesting of an ISO in a manner that exceeds the $100,000 limitation and thus cause the ISO to become an NSO.

     10. Determination of Value. For purposes of the Plan, the fair market value of Common Stock or other securities shall be determined as follows:

          (a) If the security is listed on any established stock exchange or a national market system, including, without limitation, the National Market System of the National Association of Securities Dealers Automated Quotation System, its fair market value shall be the closing sales price for such security or the closing bid if no sales were reported, as quoted on such system or exchange (or the largest such exchange) for the date the value is to be determined (or if there are no sales for such date, then for the last preceding business day on which there were sales), as reported in The Wall Street Journal or similar publication.

          (b) If prices of the security are regularly quoted by a recognized securities dealer but selling prices are not reported, its fair market value shall be the mean between the high bid and low asked prices for the stock on the date the value is to be determined (or if there are no quoted prices for that date, then for the last preceding business day on which there were quoted prices).

          (c) In the absence of an established market for the security, the fair market value shall be as determined in good faith by the Administrator.

     11. Employment Relationship. Unless otherwise expressed in writing signed by an authorized officer of the Company or an Affiliate, all employees of the Company and its Affiliates are hired for an unspecified period of time and are considered to be "at-will employees." Nothing in this Plan or any option granted under this Plan shall confer upon any optionee the right to continue in the employ of the Company or any Affiliate, nor shall the Plan or any option limit or restrict in any way the right of the Company or of any Affiliate to discharge the optionee at any time with or without cause.

     12. Exchange Act. At the time it adopted the Plan, the Company did not have a class of equity securities registered under Section 12 of the Exchange Act, and its directors, officers and stockholders were not subject to Section 16 of the Exchange Act. If the Company does so register, the Board may conclude that amendments to this Plan, and the Administrator may conclude that new rules and regulations, are appropriate, and may adopt and implement those amendments, rules and regulations. By way of example and not of limitation, the composition of the Committee may be changed so that the Administrator will consist only of "disinterested persons" as defined in Rule 16b-3, and requirements relating to the exercise of options after termination may be changed.

     13. Financial Information. If required by any securities authority as a condition of registration or qualification of the grant of options or the offer and sale of shares of Common Stock under this Plan, then, during the period when such registration or qualification is in effect, the Company shall provide to each optionee a copy of the financial statements of the Company.

     14. Stockholder Approval and Term. This Plan shall be subject to approval by the holders of a majority of the outstanding voting stock of the Company within 12 months after its adoption by the Board. Options may be granted, but not exercised, before the stockholders approve this Plan. However, if the stockholders fail to approve the Plan within the required time period, any options granted under this Plan shall be canceled. This Plan shall terminate ten years after adoption by the Board unless terminated earlier by the Board. The Board may terminate this Plan at any time without stockholder approval. No options shall be granted after termination of this Plan, but the fact of termination itself shall not affect rights or obligations under then outstanding options.

     15. Amendment of This Plan. The Board may amend this Plan at any time. Without the consent of the optionee, no amendment may adversely affect outstanding options except to conform this Plan and ISOs granted under this Plan to federal or other tax laws relating to ISOs. No amendment to either the Plan or any option shall require stockholder approval unless stockholder approval is required to preserve ISO treatment for tax purposes or the Board otherwise concludes that stockholder approval is advisable in order to comply with the provisions of Rule 16b-3 or for any other purpose.


Plan adopted by the Company's Board of Directors on __________________________.


Plan approved by the Company's stockholders on _______________________________.

                                                                       EXHIBIT C

                             1991 STOCK OPTION PLAN
                      NON-STATUTORY STOCK OPTION AGREEMENT



     THIS IS A NON-STATUTORY STOCK OPTION AGREEMENT (the "Agreement") dated September 5, 1996, between Hoenig Group Inc., a Delaware corporation (the "Company"), and Fredric P. Sapirstein ("Optionee").

                               B A C K G R O U N D

     Optionee is a person performing services for the Company including directors, officers or employees of the Company or one of its Subsidiaries or Affiliates. Under the Company's 1991 Stock Option Plan (the "Plan"), a copy of which is attached to this Agreement as Exhibit A, the Company has granted to Optionee a non-statutory stock option (the "NSO") to purchase shares of the Company's common stock ("Common Stock"). Certain information about the NSO is set forth on the "Summary Information Sheet" included as part of this Agreement. This Agreement is intended to formally describe and record other terms and conditions of the grant. Capitalized terms used but not defined in this Agreement have the meanings given them in the Plan.

ACCORDINGLY, THE PARTIES AGREE AS FOLLOWS:

     1. Grant of Option. The Company has granted to Optionee a NSO to purchase up to the number of shares of Common Stock specified on the Summary Information Sheet, on the terms and conditions set forth in this Agreement and in the Plan.

     2. Exercise Price. The exercise price for the purchase of the shares of Common Stock covered by this NSO is the price specified on the Summary Information Sheet.

     3. Term. The date of grant of the NSO (the "Grant Date") is the date identified as such on the Summary Information Sheet. The NSO shall expire and terminate on the dates identified as such on the Summary Information Sheet, or as otherwise provided in the Plan.

     4. Adjustment of NSOs. The Company may adjust the number and kind of shares covered by, and the exercise price of, the NSO, in certain circumstances as described in the Plan.

     5. Exercise of NSOs.

          5.1 Vesting and Time of Exercise. The NSO shall be exercisable at the times, and with respect to the number of shares of Common Stock, set forth on the Summary Information Sheet. Exercisability of the NSO may also be accelerated or adjusted as provided in the Plan

          5.2 Exercise After Termination of Employment. The NSO may be exercised after termination of employment only in accordance with the provisions of the Plan.

          5.3 Manner of Exercise. Optionee may exercise the NSO, or any portion of the NSO, by giving written notice to the Company (to the attention of the Chief Financial Officer or other person later designated by the Company), accompanied by payment of the exercise price and applicable federal, state and local withholding or employment taxes and by delivery of such other documentation as the Administrator may require at the time. That documentation will include a stock purchase agreement (the "Stock Purchase Agreement"), substantially in the form attached to this Agreement as Exhibit B. Within 30 days following receipt of payment and the required documentation, the Company will deliver a certificate or certificates for the requisite number of shares (the "Purchased Shares").

          5.4 Payment. Except as provided on the Summary Information Sheet, or as permitted by the Administrator when the NSO is exercised, payment in full, in cash, shall be made for all shares purchased at the time written notice of exercise of the NSO is given to the Company.

          5.5 Tax Withholding. At the time of any exercise of the NSO (or at such later time as the obligation arises or as the amount of the obligation becomes determinable), Optionee shall pay to the Company, in cash (except as provided in the Summary Information Sheet or as permitted by the Administrator in its sole discretion when the NSO is exercised), all applicable federal, state, and local withholding and employment taxes required to be withheld resulting from exercise of the NSO.

          6. Nonassignability of NSO. The NSO is not assignable or transferable by Optionee except by will or by the laws of descent and distribution. During the life of Optionee, the NSO is exercisable only by the Optionee. Any attempt to assign, pledge, transfer, hypothecate or otherwise dispose of this NSO in a manner not permitted, and any levy of execution, attachment or similar process on this NSO, shall be null and void. Optionee is acquiring the NSO and, if Optionee exercises the NSO, will acquire the shares covered by the NSO, for Optionee's own account and not with a view to or for sale in connection with any distribution of those securities.

          7. Related Documentation. Optionee acknowledges and understands that the NSO is granted under the Plan, and that it is subject to the provisions of the Plan, whether or not those provisions, or the subjects of those provisions, are specifically identified or referred to in this Agreement. In addition, Optionee acknowledges that: (i) the Company is conditioning the exercise of the NSO upon Optionee's entering into the Stock Purchase Agreement, the Pledge Agreement (if Administrator approves use of a Note) and the other documentation required by the Administrator; (ii) those agreements impose restrictions on the transfer of the Purchased Shares and require Optionee to make representations and warranties to the Company; and (iii) the shares acquired upon exercise of the NSO will not be registered under, and will be "restricted securities" within the meaning of Rule 144 under the Securities Exchange Act, and therefore subject to additional limitations on transfer.

          8. Employment Relationship. Optionee agrees that (i) unless otherwise expressed in a writing signed by the Chairman of the Board of the Company, all employees of the Company and its Subsidiaries and Affiliates, including Optionee, are hired for an unspecified period of time and are considered to be "at-will employees," and (ii) nothing in the Plan or this Agreement confers upon Optionee the right to continue in the employ of the Company or any of its Subsidiaries or Affiliates (as defined in the Plan), nor shall it limit or restrict in any way the right of the Company or any of its Subsidiaries or Affiliates to discharge Optionee at any time for any reason whatsoever, with or without cause.

          9. Miscellaneous. This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of the parties; provided, however, that Optionee may not assign any of Optionee's rights, or delegate any of Optionee's duties, under this Agreement. This Agreement shall be governed by, construed and enforced in accordance with the laws of the State of New York. The parties agree that the exclusive jurisdiction and venue of any action with respect to this Agreement shall be in the Superior Court of New York for the County of New York or the United States District Court for the Southern District of New York. Each of the parties submits to the exclusive jurisdiction and venue of those courts for the purpose of such an action. The parties agree that service of process in any such action may be effected in the manner provided in this Agreement for delivery of notices. The exhibits attached to this Agreement, including, without limitation, the Plan and the Summary Information Sheet, are incorporated into and form a part of this Agreement. This Agreement, together with the Plan and the Summary Information Sheet, contain all of the terms and conditions agreed upon by the parties relating to its subject matter, represents the final, complete and exclusive statement of the parties, and supersedes any and all prior or contemporaneous agreements, negotiations, correspondence, understandings and communications of the parties whether oral or written, respecting that subject matter. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

          10. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given on the day delivered personally or by telex or, on the second business day following the day on which mailed by registered or certified mail (return receipt requested), postage prepaid, to Optionee at Optionee's employer or residence as reflected in the records of the Company, and to the Company at the following address:

                           Royal Executive Park
                           4 International Drive
                           Rye Brook, NY  10573
                           Attention:  Chief Financial Officer

                            SUMMARY INFORMATION SHEET
                             1991 STOCK OPTION PLAN


Name and address of Optionee:      Fredric P.  Sapirstein
                                   150 Central Park South
                                   New York, NY 10019

Social Security No.:               ###-##-####


Grant Date:                        September 5, 1996


Type of Option:                    Non-Statutory Stock Option


Number of Shares:                  382,500


Exercise price per share:          $3.625


Aggregate exercise price:          $1,386,562.50


Expiration date:                   September 4, 2006


Permitted manner of
paying exercise price:             The  aggregate  exercise  price of the shares
                                   purchased (including withholding taxes) must be paid in cash unless agreed upon by the Administrator.


Vesting period:                    25%  immediately;  additional  25% on each of
                                   September 5, 1997,  1998 and 1999.  The terms
                                   of  Section  10 of the  Company's  1994 Stock
                                   Option  Plan  containing  change  in  control
                                   provisions  are  incorporated  herein  as  if
                                   fully set forth herein and shall apply to the
                                   NSO. This Option shall be fully vested in the
                                   event of termination of Optionee's employment
                                   after  September 5, 1997 by the Company other
                                   than for Cause or by the  Optionee  with Good
                                   Reason, all as provided in Section 3(c)(3) of
                                   the Employment  Agreement between the Company
                                   and the Optionee dated September 5, 1996. All
                                   options shall terminate immediately,  whether
                                   or not  vested,  on the date  the  Employment
                                   Agreement   between   the   Company  and  the
                                   Optionee   dated   September   5,   1996   is
                                   terminated for "Cause".

     IN WITNESS WHEREOF, the Company and Optionee have executed this Agreement as of the date set forth in its first paragraph.


                                         HOENIG GROUP INC.


                                         By:    /s/ Alan B. Herzog
                                                -------------------
                                         Title:  Chief Operating Officer


                                         OPTIONEE

                                                /s/ Fredric P. Sapirstein
                                                -------------------------
                                                  Fredric P. Sapirstein

                                                                       EXHIBIT D

                                HOENIG GROUP INC.

                             1994 STOCK OPTION PLAN


     Section 1. Definitions.

     For purposes of this Plan, the following terms have the meanings set forth below:

"Board of Directors" means the Board of Directors of the Company.

"Code" means the Internal Revenue Code of 1986, as amended from time to time.

"Commission" means the Securities and Exchange Commission.

"Committee" means the Compensation Committee of the Board of Directors or other committee established by the Board of Directors from time to time to administer this Plan.

"Common Stock" means the shares of common stock, $.01 par value per share, of the Company.

"Company" means Hoenig Group Inc., a Delaware corporation, and any successor organization; provided that unless otherwise provided in this Plan, all references in this Plan to employment by the Company shall include employment by any subsidiary of the Company.

"Covered Employee" means a person defined as a "covered employee" in Section 162(m)(3) of the Code.

"Director Option" means a Non-Qualified Stock Option granted pursuant to Section 8 of this Plan.

"Disability" means, with respect to any Optionee, such Optionee's inability to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted or can be expected to last or a continuous period of not less than 12 months, or any successor definition of the term "permanent and total disability" under Section 22(e)(3) of the Code.

"Disinterested Person" means a director of the Company satisfying the requirements of Section 162(m)(4)(C)(i) of the Code and Rule 16b-3(c)(2)(i) under the Exchange Act, provided that, as provided in Proposed Treasury Regulation ss.1.162-27(h)(2), until the first annual meeting of the Company's stockholders occurring after July 1, 1994, "Disinterested Person" shall mean a person satisfying the requirements of Rule 16b-3(c)(2)(i) under the Exchange Act without regard to Section 162(m)(4)(i) of the Code.

"Exchange Act" means the Securities exchange Act of 1934, as amended.

"Fair Market Value", with respect to the Shares on any date, means (i) in the case of U.S. Stock Options and the Shares underlying such U.S. Stock Options,
(a) if the Shares are listed on a securities exchange or are traded over the NASDAQ National Market System, the closing sales price of the Shares on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (b) if the Shares are not listed on a securities exchange or traded over the NASDAQ National Market System, the mean between the bid and offered prices of the Shares as quoted by the National Association of Securities Dealers through NASDAQ for such date, provided that, if the Committee determines that the fair market value of the Shares is not properly reflected by such NASDAQ quotations, the "Fair Market Value" of the Shares will mean their fair market value as determined by such other method as the Committee determines in good faith to be reasonable; and (ii) in the case of U.K. Stock Options and the Shares underlying such U.K. Stock Options, "Fair Market Value" as determined in accordance with the foregoing clause (i) of this definition, or as agreed from time to time with the Inland Revenue, if different.

"Incentive Stock Option" means any Stock Option intended to be and designated as an "Incentive Stock Option" within the meaning of Section 422 of the Code.

"Inland Revenue" means the Board of the Inland Revenue of the United Kingdom of Great Britain and Northern Ireland.

"Insider" means an Optionee who is an officer, director or beneficial owner of 10% or more of a class of the Company's equity securities as such terms "officer", "director" and "beneficial owner" are defined in the Section 16 Rules

"Material Change" has the meaning specified in Section 3(c) of this Plan.

"Non-Qualified Stock Option" means any Stock Option that is not an Incentive Stock Option.

"Optionee" means a person to whom a Stock Option is granted pursuant to this Plan.

"Plan" means the Hoenig Group Inc. 1994 Stock Option Plan, as amended from time to time.

"Section 16 Rules" means Section 16 of the Exchange Act and the Rules and Regulations of the Commission promulgated thereunder, as in effect from time to time.

"Securities Broker" means the registered securities broker acceptable to the Committee who agrees to effect the cashless exercise of a Stock Option pursuant to Section 6(j) of this Plan.

"Shares" means shares of Common Stock, or such other securities as may from time to time be substituted for the Common Stock in accordance with Section 3 of this Plan.

"Stock Option" means any option to purchase Shares granted pursuant to this Plan.

"Stock Option Agreement" means a written agreement in the form or forms approved from time to time by the Committee evidencing the grant to and acceptance by an Optionee of a Stock Option.

"Ten Percent Stockholder" means, as of the date of grant of any Stock Option, any Optionee who owns, directly or indirectly (or is treated as owning by reason of attribution rules under the Code, including Section 422(c) thereof, stock representing more than 10% of the total combined voting power of all classes of the outstanding stock of the Company or of any parent or subsidiary thereof.

"U. K. Stock Option" means a Stock Option granted to an Optionee which is subject to the provisions of Section 9 of this Plan.

"U.S. Stock Option" means a Stock Option other than a U.K. Stock Option.

     Section 2. Purpose.

     This Plan is intended to promote the interests of the Company and its subsidiaries and to enable the Company to (a) attract, retain and motivate directors, officers and employees of the Company of particular merit by providing to such persons an additional incentive and by encouraging stock ownership by such persons, thereby creating a mutuality of interest with other stockholders and increasing such persons' proprietary interest in the success of the Company and its subsidiaries and (b) with respect to Non-Qualified Stock Options, grant such Stock Options to persons who render services to the Company, including, without limitation, directors, officers and employees.

     Section 3. Shares Subject to Plan.

     (a) Maximum Number. The maximum number of shares of Common Stock which may be subject to Stock Options under this Plan is 1,000,000 shares. Such shares of Common Stock may be either authorized and unissued shares of Common Stock, treasury shares or issued shares of Common Stock which have been acquired by the Company. In addition, any Shares related to the unexercised or undistributed portion of any terminated, expired or forfeited Stock Options will be available for distribution in connection with future Stock Options. No Optionee shall be granted Stock Options with respect to more than 250,000 shares of Common Stock during any calendar year, including Stock Options that have been cancelled, repriced, terminated, forfeited or have expired.

     (b) Certain Adjustments. The existence of outstanding Stock Options under this Plan shall not affect the Company's right to effect adjustments, recapitalizations, reorganizations or other changes in its or any other entity's capital structure or business, any merger or consolidation, any issuance of bonds, debentures, preferred or prior preference stock ahead of or affecting the Shares, the sale, dissolution or liquidation of the Company's or any other entity's assets or business, or any other corporate act, whether similar to the events described above or otherwise. Except as provided in this Plan, no adjustment shall be made in the number of Shares issuable to an Optionee, or in any other rights of an Optionee, by reason of any dividend, distribution or other right granted to any stockholder for which the record date is before the date the Optionee becomes a stockholder pursuant to a Stock Option with respect to the Shares to which the Stock Option relates. Subject to Section 3(c) of this Plan, if the outstanding shares of Common Stock (or other Shares) are increased or decreased in number or changed into or exchanged for a different number or kind of securities of the Company or any other entity by reason of a recapitalization, reclassification, stock split, combination of shares, stock dividend or other event, the number and kind of securities with respect to which Stock Options may be granted under this Plan, the number and kind of securities as to which outstanding Stock Options may be exercised, and the exercise price at which outstanding Stock Options may be exercised may be adjusted in the sole discretion of the Committee and without regard to any resulting tax, or other, consequences to any Optionee.

     (c) Material Changes. In the event of (i) the dissolution or liquidation of the Company, (ii) a merger or reorganization of the Company in which more than 50% of the Shares outstanding immediately prior to the merger or reorganization are converted into cash or into another security, or (iii) a similar event involving a change in, or with respect to, the Shares outstanding immediately prior to such event which the Committee determines, in its sole discretion, would materially alter the structure of the Company or its ownership, (any such event specified in clauses (i), (ii) or (iii) of this Section 3(c), a "Material Change") then, unless the Committee shall otherwise determine in its sole discretion, all Stock Options then outstanding under this Plan shall either be assumed or replaced (with appropriate adjustments in the number and kind of securities and exercise prices) by the surviving corporation or, if there be no surviving corporation or if the surviving corporation refuses to assume the Stock Options or grant replacement stock options, the Committee, upon at least 10 days' prior written notice to Optionees, may, in its sole discretion and subject to such conditions as it may impose, do one or more of the following:
(x) shorten the period during which any Stock Options are exercisable (provided they remain exercisable, to the extent otherwise exercisable, for at least 10 days after the date the notice is given); (xi) accelerate any vesting schedule to which any Stock Options are subject; or (xii) cancel any Stock Options upon payment to the Optionees in cash, with respect to each Stock Option to the extent then exercisable, of an amount which, in the sole discretion of the Committee, is determined to be equivalent to the amount by which the Fair Market Value (at the effective time of the Material Change) of the Shares that the Optionee would have received if such cancelled Stock Option had been exercised before the effective time of the Material Change, exceeds the exercise price of such Stock Option; provided that with respect to U.K. Stock Options, in the event that a Material Change occurs and a surviving corporation does not assume all outstanding U.K. Stock Options, all such outstanding U.K. Stock Options shall continue to be exercisable for a period of 6 months after the date the Material Change occurs, as determined by the Committee. Any payment made pursuant to the foregoing clause (xii) of this Section 3(c) shall be net of applicable withholding taxes, including wage and FICA withholding. The actions described in this Section 3(c) may be taken without regard to any resulting tax, or other, consequences to any Optionee. With respect to the written notice required by this Section 3(c), such notice shall be deemed given to any Optionee when and if it is personally delivered, sent by electronic facsimile transmission or deposited in the mails, postage prepaid and addressed to the last address of such Optionee as shown in the Company's records.

     Section 4. Administration.

     (a) The Committee. This Plan will be administered and interpreted by the Committee, which will be comprised solely of two or more Disinterested Persons who will be appointed by the Board of Directors and who will serve at the pleasure of the Board. All interpretations of this Plan (and the application thereof to any set of facts) by the Committee shall be final and binding on all persons including, without limitation, the Company and any Optionee. Without limiting the general authority of the Committee to administer and interpret this Plan the Committee will have the exclusive authority to:

     (i) select the persons who may be Optionees;

     (ii) determine whether and to what extent Incentive Stock Options, Non-Qualified Stock Options, U.K. Stock Options, or any combination thereof, are to be granted under this Plan;

     (iii) grant Stock Options under this Plan;

     (iv) determine the number of Shares to be covered by each such Stock Option granted under this Plan;

     (v) determine the terms and conditions, not inconsistent with the terms of this Plan, of any Stock Option granted hereunder, including, but not limited to, the exercise price and any restriction or limitation, or any vesting acceleration or forfeiture waiver regarding any Stock Option and/or the Shares relating thereto, based on such factors as the Committee determines in its sole discretion:

     (vi) determine whether and under what circumstances a Stock Option may be exercised without a payment of cash;

     (vii) determine whether, to what extent and under what circumstances Shares and other amounts payable with respect to a Stock Option under this Plan will be deferred either automatically or at the election of the Optionee; and

     (viii) determine what consideration, if any, shall be paid to the Company by an Optionee in exchange for any Stock Option granted to such Optionee. The Committee shall make all of the foregoing determinations, in its sole discretion and need not make them in a uniform manner or consider their effect on any Optionee.

     (b) Rules. The Committee, in its sole discretion, has the authority to adopt, alter and repeal such administrative rules, guidelines and practices governing this Plan from time to time as it deems advisable, to interpret the terms and provisions of this Plan and any Stock Option issued under this Plan (and any agreements relating thereto) and otherwise to supervise the administration of this Plan. All decisions made by the Committee pursuant to the provisions of this Plan will be final and binding on all persons, including the Company and Optionees.


     Section 5. Optionees.

     (a) Eligibility. Officers and all other employees of the Company and its subsidiaries (including employees who are directors but excluding members of the Committee and any person who serves only as a director) are eligible to be granted Stock Options of any kind under this Plan. If a Stock Option is approved for a person who is not an employee but is expected to become one, the grant date with respect to such Stock Option shall be the date the intended Optionee is first treated as an employee for payroll purposes; provided that the foregoing shall not restrict the Committee's ability to grant Non-Qualified Stock Options to persons who are not, and will not be, employees. Each U.S. Stock Option shall be clearly designated as either a Non-Qualified Stock Option or as an Incentive Stock Option.

     (b) Committee Members. Members of the Committee are only eligible to be granted Director Options under Section 8 of this Plan and shall not be granted any other Stock Options under this Plan. Persons who are directors of the Company and not otherwise employed by the Company are only eligible to be granted Non-Qualified Stock Options, including Director Options.

     (c) Non-Qualified Stock Options. Non-Qualified Stock Options may be granted to persons rendering services to the Company or any subsidiary, including, without limitation, directors, officers and employees thereof.

     (d) Employment of Directors. All references in this Plan to employment by the Company or its subsidiaries shall, with respect to directors of the Company who are not otherwise employed by the Company, be construed to mean holding the position of director of the Company.

     Section 6. Stock Options.

     (a) Stock Option Agreements. Each Stock Option granted under this Plan will be evidenced by a Stock Option Agreement; provided that the failure by the Company or an Optionee to execute a Stock Option Agreement shall not affect the validity of the Stock Option intended to be evidenced thereby but no Stock Option may be exercised until the related Stock Option Agreement and all other documentation required by the Committee is duly executed and delivered. Stock Options may be granted alone, in addition to or in tandem with other awards granted under any employee benefit plan. Any Stock Option granted under this Plan and the related Stock Option Agreement will be in such form as the Committee from time to time approves.

     (b) Types of Stock Options. Stock Options granted under this Plan may be Incentive Stock Options, Non-Qualified Stock Options, or U.K. Stock Options.

     (c) Eligible Optionees. Subject to the other provisions of this Plan, the Committee has the authority to grant any eligible Optionee Incentive Stock Options, Non-Qualified Stock Options, U.K. Stock Options, or any combination thereof. To the extent that any U.S. Stock Option, or part thereof, does not qualify as an Incentive Stock Option, it will constitute a separate Non-Qualified Stock Option.

     (d) Incentive Stock Options. Anything in this Plan to the contrary notwithstanding, no term of this Plan relating to Incentive Stock Options will be interpreted, amended or altered, nor will any discretion or authority granted under this Plan be exercised, so as to disqualify this Plan under Section 422 of the Code, or, except to the extent required by law (including as required to secure or preserve any desired status for this Plan under the Code and/or the
Section 16 Rules) without the consent of the Optionee(s) affected, to disqualify any Incentive Stock Option under such Section 422.

     (e) Terms. Except as otherwise provided in Section 8 of this Plan with respect to Director Options, or Section 9 of this Plan with respect to U.K. Stock Options, Stock Options granted under this Plan will be subject to the following terms and conditions and will contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee, in its sole discretion, deems appropriate:

     (i) The exercise price per Share of Shares purchasable under a Stock Option will be determined by the Committee at the time of grant and set forth in the Stock Option Agreement but, in the case of Incentive Stock Options, will be not less than 100% of the Fair Market Value of the Shares on the date the Stock Option is granted. However, any Incentive Stock Option granted to an Optionee who, at the time the Stock Option is granted, is a Ten Percent Stockholder, will have an exercise price not less than 110% of Fair Market Value per Share on the date of the grant.

     (ii) The term during which each Stock Option will be exercisable will be fixed by the Committee at the time of grant and set forth in the Stock Option Agreement, but no Stock Option will be exercisable more than ten years after the date the Stock Option is granted. However, any Incentive Stock Options granted to any Optionee who, at the time the Stock Option is granted, is a Ten Percent Stockholder, may not have a term of more than five years. No Stock Option may be exercised by any person after expiration of the term of the Stock Option.

     (iii) Stock Options will be exercisable at such time or times and subject to such terms and conditions as the Committee, in its sole discretion, determines. If the Committee provides that any Stock Option is exercisable only in installments, the Committee may waive such installment exercise provisions at any time after grant in whole or in part, based on such factors as the Committee determines, in its sole discretion.

     (iv) Subject to whatever limitations apply under Section 6(e)(iii) of this Plan, a Stock Option may be exercised in whole or in part at any time and from time to time during the term of such Stock Option, by giving written notice of exercise to the Company specifying the number of Shares to be purchased and furnishing the Company with such other documentation as the Committee may require.

     Except as otherwise provided in this Section 6(e)(iv) or Section 6(e)(x) of this Plan, such notice of exercise must be accompanied by (A) payment in full of the exercise price of the Stock Option to be exercised, either by certified or bank check, or such other instrument as the Committee may accept, (B) such other documentation as the Committee may require, and (C) any applicable taxes due and owing as a result of such exercise. The obligations of the Company under this Plan are conditioned on such payment of such taxes and the Company will, to the extent permitted by law, have the right to deduct any such taxes from any payment of any kind otherwise due to the Optionee.

     The date by which the Company receives a written exercise notice, all other documentation required by the Committee, payment of the exercise price and, if required, payment of any federal, state, local or foreign withholding or employment taxes, including FICA tax, required to be withheld by virtue of exercise of the Stock Option, shall be the date of exercise of such Stock Option. Notwithstanding such exercise, an Optionee shall not have any privileges as a stockholder with respect to any Shares covered by a Stock Option until the date of issuance of a stock certificate for the number of Shares being acquired.

     Except as provided in this Section 6(e)(iv) or Section 6(e)(x) of this Plan, payment in full, in cash, shall be made for all Shares purchased and required tax amounts at the time written notice of exercise of a Stock Option is given to the Company. When a U.S. Stock Option is granted, or at any time thereafter, including at the time a Stock Option is exercised, the Committee, in its sole discretion, may authorize the Optionee to make payment of the exercise price, in whole or in part, by delivering (A) Shares, such Shares to be valued at their Fair Market Value on the date preceding the date of delivery; (B) the Optionee's full recourse promissory note payable on such terms and bearing such interest rate as determined by the Committee (but in no event less than the minimum interest rate specified by applicable tax law at which no additional interest would be imputed), which promissory note may be either secured or unsecured in such manner as the Committee may approve (including, without limitation, by a security interest in the Shares acquired with the promissory note); or (C) any combination of the foregoing and/or cash or certified or bank check.

     (v) No Stock Option may be assigned or transferred other than by will or by the laws of descent and distribution. During the life of an Optionee, all rights granted to such Optionee under this Plan may be exercised only by the Optionee (or, in the event of his Disability, by the Optionee's guardian or legal representative).

     (vi) If an Optionee's employment by the Company terminates by reason of death, any Stock Option held by such Optionee may thereafter be exercised, to the extent then exercisable or on such accelerated basis as the Committee may determine, by the legal representative of the estate or by the legatee of the Optionee under the will of the Optionee, for a period of twelve months (or such shorter period as the Committee may specify at grant as set forth in the Stock Option Agreement) from the date of such death or until the expiration of the term of such Stock Option, whichever period is less.

     (vii) If an Optionee's employment by the Company terminates by reason of Disability, any Stock Option held by such Optionee may thereafter be exercised by the Optionee, to the extent it was exercisable at the time of termination, or on such accelerated basis as the Committee may determine, for a period of twelve months (or such shorter period as the Committee may specify at grant as set forth in the Stock Option Agreement) from the date of such termination of employment or until the expiration of the term of such Stock Option, whichever period is less, provided that, if the Optionee dies within such twelve month period (or such shorter period as the Committee specifies), any unexercised Stock Option held by such Optionee will thereafter be exercisable to the extent to which it was exercisable at the time of death for a period of twelve months from the date of such death or until the expiration of the stated term of such Stock Option, whichever period is less. In the event of termination of employment by reason of Disability, if an Incentive Stock Option is exercised after the expiration of the exercise periods that apply for purposes of Section 422 of the Code, such Stock Option thereafter will be treated as a Non-Qualified Stock Option.

     (viii) If an Optionee's employment by the Company terminates for any reason other than death or Disability, any Stock Option held by such Optionee will thereupon terminate, except that, unless otherwise determined by the Committee, in its sole discretion, at grant as set forth in the Stock Option Agreement, such Stock Option shall continue to be exercisable (to the extent it was exercisable at the time of termination or on such accelerated basis as the Committee may determine) for the lesser of three months from the date of such termination or the balance of the stated term of such Stock Option. A transfer of an Optionee from the Company to a subsidiary thereof or vice versa, or from one subsidiary to another, or a leave of absence duly authorized by the Company (but not exceeding 90 days unless re-employment upon expiration of the leave is guaranteed by contract or statue), shall not be deemed a termination of employment for the purposes of this Plan. However, if an Optionee is employed by a subsidiary of the Company and such employer later ceases to be a subsidiary of the Company, for purposes of this Plan such changed status shall be treated as a termination of the Optionee's employment even if the Optionee remains employed by such former subsidiary of the Company.

     (ix) To the extent  required  for  "incentive  stock  option"  status under
Section 422 of the Code, the aggregate Fair Market Value (determined as of the time of grant) of Shares with respect to which Incentive Stock Options granted are exercisable for the first time by any Optionee during any calendar year under this Plan and/or any other stock option plan of the Company (within the meaning of Section 424 of the Code) may not exceed $100,000.

     (x) To the extent permitted under applicable laws and regulations, at the request of an Optionee and with the consent of the Committee (which consent may be given or withheld in the Committee's sole discretion), the Company will cooperate in a "cashless exercise" of a Stock Option. A cashless exercise may be effected by the Optionee's delivering to the Securities Broker instructions to sell a sufficient number of unrestricted Shares to cover the exercise price and other costs and expenses associated with the exercise of such Stock Option. The Committee, in its sole discretion, may permit an Optionee to pay any applicable withholding taxes by delivering a sufficient number of previously-owned Shares to the Company to satisfy such taxes or upon the Optionee's request, by having the Company withhold the number of Shares obtainable on the exercise of a Stock Option which when valued at Fair Market Value (determined as of the day preceding the date of exercise) is equivalent to the minimum required withholding taxes due.

     (f) Restrictions on Shares. Shares purchased upon the exercise of U.S. Stock Options may be subject to voting restrictions, transfer restrictions, including rights of first refusal or other repurchase rights, and other restrictions, in each case as determined by the Committee, in its sole discretion.

     (g) Securities Laws; Legends. No Stock Option may be granted or exercised unless the Company determines that such grant or exercise complies with all applicable laws. Regardless of whether any Shares purchased pursuant to a Stock Option have been registered under the Securities Act of 1933, as amended (the "Act"), or registered or qualified under the securities laws of any state or other jurisdiction, the Company may impose restrictions upon the sale, pledge or other transfer of Shares if the Company concludes that such restrictions are necessary or desirable in order to achieve compliance with those or any other laws. The Company may also place legends on stock certificates delivered upon exercise of Stock Options to assist compliance with securities laws and to reflect and provide notice of any restrictions on voting, transfer or other matters as contemplated by Section 6(f) of this Plan. The Company shall have no obligation to register or qualify any Stock Options or Shares under the Act or any applicable law, or to take any affirmative action in order to cause the grant of Stock Options under this Plan, the issuance and sale of Shares under this Plan, or the resale or other transfer of those Shares after issuance to comply with any law.

     Section 7. Terms and Conditions to which Only Non-Qualified Stock Options are Subject.

     In addition to the applicable provisions of Section 6 of this Plan, Stock Options granted under this Plan which are designated as Non-Qualified Stock Options shall also be subject to the following terms and conditions:

     (a) Exercise Price. The exercise price of Non-Qualified Stock Options shall be determined by the Committee.

     (b) Option Term. Unless an earlier expiration date is specified by the Committee, and subject to the provisions of Section 6(e)(iii) and Section 8 of this Plan, each Non-Qualified Stock Option granted under this Plan shall expire ten years after the date of its grant.

     (c) Special Blue Sky Restrictions. If required by any securities authority as a condition of qualifying or registering the grant of Stock Options and the offer and sale of Shares under this Plan, then, during the period when such qualification or registration is in effect: (A) the exercise price of a Non-Qualified Stock Option granted to a Ten Percent Stockholder shall be 110% of the Fair Market Value of the Shares subject to the Stock Option on the grant date; and (B) a Non-Qualified Stock Option granted to any Ten Percent Stockholder shall expire no later than five years after the grant date.

     Section 8. Special Provisions with Respect to Stock Options Granted to Directors.

     (a) Director Options. In order to compensate the directors of the Company for their service as such directors, each person serving as a director of the Company and who is not otherwise employed by the Company or any of its subsidiaries as of the last day of any fiscal year of the Company and who was such a director for not less than six months during such fiscal year, shall automatically be granted as of such last day of such fiscal year a Non-Qualified Stock Option (a "Director Option") to purchase 2,000 Shares at an exercise price per Share equal to the Fair Market Value of the Shares as of such date. Each Director Option granted pursuant to this Section 8 shall have a term of five years from its grant.

     (b) Amendments. The provisions of this Section 8 and any other provisions of this Plan which restrict the permitted terms of Stock Options which may be granted to members of the Committee may not be amended more than once every six months, other than to comport with changes in the Code, the Employee Retirement Income Security Act, or the rules thereunder.

     Section 9. Special Provisions with Respect to U. K. Options.

     (a) Eligible Optionees. A U.K. Stock Option may only be granted to a person who is a natural person employed by the Company or a subsidiary thereof (including employees who are also directors and including persons expected to become employees, in which case such Stock Option shall be effective as of the date such person is first treated as an employee for payroll purposes) and who at the time of grant of the Stock Option is resident and ordinarily resident in the United Kingdom for the purposes of the tax laws of the United Kingdom and is required to devote not less than 20 hours (or, in the case of a person who is a director, 25 hours) per week to duties to the Company and its subsidiaries. No person who is, or will be, precluded from being an eligible employee or director with respect to the Company and its subsidiaries by paragraph 8 of Schedule 9 Taxes Act 1988 shall be eligible to receive a U. K. Stock Option.

     (b) Stock Option Agreement. Each U. K. Stock Option shall be clearly designated as a U. K. Stock Option and shall be evidenced by a Stock Option Agreement in such form as the Committee may determine from time to time, which agreement shall not require consideration but shall be under seal.

     (c) Shares. Shares purchased pursuant to the exercise of U. K. Stock Options shall not be redeemable, shall be fully paid upon their issuance and shall not be subject to any restriction other than those applicable to all other Shares.

     (d) Exercise Price. The exercise price of U.K. Stock Options shall be fixed by the Committee but no U.K. Stock Option shall be granted with an exercise price which is less than 100% of the Fair Market Value of the underlying Shares at the time such U.K. Stock Option is granted.

     (e) Term. No U.K. Stock Option shall be exercisable more than 10 years after it is granted.

     (f) Allotment. Within 30 days of the date of exercise of any U.K. Stock Option, Shares shall be allotted to the Optionee or Shares shall be delivered to the Optionee, as the case may be. The allotment or delivery of Shares shall be evidenced by the issuance of a stock certificate within 30 days of the date of exercise of such U.K. Stock Option. If an Optionee with respect to a U.K. Stock Option exercises such Stock Option but does not elect to purchase Shares equal to the full number of Shares evidenced by the Stock Option, the Company shall automatically grant to such Optionee, within 30 days of the date of such exercise, a further U.K. Stock Option entitling the Optionee to acquire Shares on terms equivalent to the U.K. Stock Option so exercised but subject to the limitation that the new U.K. Stock Option so granted will only be for a number of Shares which, when aggregated with the Shares purchased pursuant to such prior exercises, does not exceed the number of Shares covered by the partially exercised U.K. Stock Option.

     (g) Payments. For the avoidance of doubt, a payment with respect to the exercise of a Stock Option in the form of a bank draft drawn on a bank acceptable to the Committee for the full amounts due in the lawful currency of the United States of America and including any charges for the collection of the said bank draft shall be considered, at the sole discretion of the Committee, to be cash.

     (h) Certain Acquisitions. If any person (which shall include another company) obtains more than 50% of the issued share capital of the Company as a result of making:

     (i) a general offer to acquire the whole of the issued share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have more than 50% of the issued share capital of the Company; or

     (ii) a general offer to acquire all of the shares in the Company,

then any U.K. Stock Options granted will be subject to the terms of Section 3(c) of this Plan.

     (i) Disqualifying Dispositions. If Shares acquired by exercise of a U.K. Stock Option are sold or otherwise disposed of within two years after the date of grant of the U.K. Stock Option or within one year after the transfer of such Shares to the Optionee, the holder of the Shares immediately prior to the disposition shall promptly notify the Company in writing of the date and terms of the disposition and shall provide such other information regarding the disposition as the Company may reasonably require in order to secure any deduction then available against the Company's or any other corporation's taxable income.

     Any U.K. Stock Option granted to eligible employees or eligible directors shall be limited and take effect so that the aggregate Fair Market Value of Shares subject to such U.K. Stock Option, when aggregated with the Fair Market Value of Shares subject to Stock Options previously granted (and which have not been exercised) to that employee or director, shall not exceed the greater of

     (i) (pound)100,000 or

     (ii) four times the amount of the Eligible Employee's Relevant Emoluments for the current or preceding Year of Assessment (whichever of those years gives the greater amount) or, if there were no Relevant Emoluments for the preceding Year of Assessment, four times the amount of the Relevant Emoluments for the period of twelve months beginning with the first day during the current year of Assessment in respect of which there are Relevant Emoluments. For this purpose "Relevant Emoluments" shall be as defined in paragraph 28 Schedule 9 Taxes Act 1988 being emoluments as are liable to be paid under deduction of U.K. taxation.

     (j) Fair Market Value. In the event that the lair Market Value of any Shares with respect to which a U.K. Stock Option is granted cannot be determined pursuant to the definition of "Fair Market Value" as set forth in this Plan, then the proviso in such definition shall not apply unless such Fair Market Value is agreed to by the Inland Revenue of the United Kingdom.

     (k) Amendments. All amendments to this Plan with respect to U.K. Stock Options which shall include, without limitation, any variations made by the Company as provided for in Sections 3(b) and 3(c) and 9(h) shall be notified to the Board of the Inland Revenue within 30 days of the amendments being made and no amendments shall have effect until approved by the Inland Revenue.

     Section 10. Change in Control Provisions.

     (a) Vesting. Notwithstanding anything to the contrary contained in this Plan, if it is determined by the Committee, in its sole discretion, at the time that any Stock Option is granted as reflected in the Stock Option Agreement, that the terms of this Section 10 are to apply to such Stock Option, then, upon the occurrence of a Change of Control (as defined below) such Stock Option if not previously exercisable and vested will become fully vested and exercisable and will continue to be exercisable for the balance of its stated tern or such lesser period as may be specified in the Stock Option Agreement.

     (b) Definition. A Change of Control will occur:

     (i) on the date of the acquisition by any "person" (within the meaning of Sections 13(d)(3) or 14(d)(2) of the Exchange Act), excluding the Company or any of its subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of either the then outstanding Shares, or the then outstanding voting securities entitled (to vote generally in the election of directors:

     (ii) on the date the individuals who constitute the Board of Directors as of the date of this Plan ("Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person becoming a director subsequent to the date of this Plan whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board; or

     (iii) on the date of the occurrence of a transaction for the acquisition of the Company, through purchase of assets, merger, or otherwise, by a person (as defined in Section (b)(i) of this Section 10), other than the Company or any of its subsidiaries, that required stockholder approval.

     Section 11. Amendments and Termination.

     (a) Certain Conditions. The Committee and/or the Board of Directors of the Company may amend, alter or discontinue this Plan at any time and from time to time, but except as otherwise required by law (including as required to secure or preserve any desired status for this Plan and Stock Options under the Code and the Section 16 Rules) or provided in the other Sections of this Plan, no amendment, alteration or discontinuation will be made which would impair the rights of an Optionee with respect to an Option which has been granted under this Plan, without the Optionee's consent, or which, without the approval of the Company's stockholders, would:

     (i) except as expressly provided in this Plan, increase the total number of Shares reserved for the purpose of this Plan:

     (ii) decrease the exercise price of any Incentive Stock Option to less than 100% of the Fair Market Value on the date of grant;

     (iii) change the persons or class of persons eligible to participate in this Plan; or

     (iv)  extend the maximum  option  term of  Incentive  Stock  Options  under
Section 6(e)(ii)) of this Plan.

     (b) Approval Required By Law. The approval of the Company's stockholders shall also be required for any amendment, alteration or discontinuation to the extent that such approval is required by law (including as required to secure or preserve any desired status for this Plan and Stock Options under the Code and the Section 16 Rules).

     Section 12. Status of Plan.

     With respect to any payments not yet made to an Optionee by the Company, nothing contained herein gives any Optionee any rights that are greater than those of a general creditor of the Company.

     Section 13. General Provisions.

     (a) Representations. The Committee may require each person purchasing Shares pursuant to a Stock Option under this Plan to represent to and agree with the Company in writing that the Optionee is acquiring the Shares without a view to distribution thereof. The certificates for such Shares may include any legend which the Committee deems appropriate to reflect any restrictions on transfer.

     Subject to Section 9(c) of this Plan, all certificates for Shares delivered under this Plan will be subject to such stop-transfer orders and other restrictions as the Committee may deem advisable under the rules, regulations and other requirements of the Exchange Act, any stock exchange or market system upon which the Shares are then listed, and any applicable federal or state securities law, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.

     (b) Other Arrangements. Nothing contained in this Plan is intended to prevent the Board of Directors from adopting other or additional compensation arrangements, subject to stockholder approval if such approval is required, and such arrangements may be either generally applicable or applicable only in specific cases.

     (c) No Vested Rights. The adoption of this Plan does not confer upon any employee of the Company any right to continued employment with the Company nor is it intended to interfere in any way with the right of the Company to terminate the employment of any of its employees at any time.

     (d) Beneficiaries. The Committee will establish such procedures as it deems appropriate for an Optionee to designate a beneficiary to whom any amounts payable in the event of the Optionee's death are to be paid.

     (e) Governing Law. This Plan and all Stock Options granted and actions taken under this Plan will be governed by and construed in accordance with the laws of the State of Delaware.

     Section 14. Effective Date and Term of Plan.

     This Plan will become effective on the date it is approved by tale affirmative vote of the holders of a majority of the shares of Common Stock present and entitled to vote in person or by proxy at a meeting at which a majority of the outstanding shares of Common Stock is present in person or by proxy. All references in this Plan to its date shall mean the date that this Plan first becomes effective as aforesaid

     No Stock Option, may be granted pursuant to this Plan on or after the tenth anniversary of the effective date of this Plan, but awards granted prior to such tenth anniversary may extend beyond that date.

                                                                       EXHIBIT E

                                HOENIG GROUP INC.
                             1994 STOCK OPTION PLAN

                        INCENTIVE STOCK OPTION AGREEMENT



     THIS AGREEMENT is dated the 5th day of September, 1996, by and between HOENIG GROUP INC. a Delaware corporation ("Employer"), and Fredric P. Sapirstein ("Optionee");

     WHEREAS, pursuant to the 1994 Stock Option Plan of Employer (the "Plan"), the Compensation and Stock Option Committee (the "Committee") of the Board of Directors of Employer has authorized granting to Optionee an incentive stock option to purchase all or any part of the number of shares ("Shares") of common stock, par value $.01 per share, ("Common Stock") of Employer set forth on the Term Sheet attached hereto as Exhibit 1 under "Number of Shares", at the Price per Share set forth on the Term Sheet, such Option to be for the Term set forth on the Term Sheet and upon the terms and conditions hereinafter stated;

     Capitalized terms used in this Agreement and not otherwise defined are used as defined in the Plan.

     NOW, THEREFORE, it is hereby agreed:

     1. Grant of Option. Pursuant to action of the Committee, Employer hereby grants to Optionee the option (this "Option") to purchase, upon and subject to the terms and conditions of the Plan, which terms and conditions are incorporated herein by reference, all or any part of the Number of Shares of Common Stock set forth on the attached Term Sheet at the Price per Share set forth on the attached Term Sheet, which price is not less than one hundred percent (100%) of the Fair Market Value (as defined in the Plan) (one hundred ten percent (110%) of the Fair Market Value in the case of any Ten Percent Stockholder, as defined in the Plan) of such Common Stock as of the date of action of the Committee granting this Option.

     2. Exercisability. (a) This Option shall vest and become exercisable in accordance with the Vesting Schedule set forth on the attached Term Sheet. This Option shall remain exercisable as to all of such Shares until the Expiration Date set forth on the attached Term Sheet unless this Option has expired or terminated earlier in accordance with the provisions hereof. Shares as to which this Option becomes exercisable pursuant to the foregoing provision may be purchased at any time prior to expiration of this Option.

     (b) Notwithstanding the preceding provisions of this paragraph, in the event of (i) the dissolution or liquidation of Employer, (ii) a merger or reorganization of Employer in which more than 50% of the shares of Common Stock outstanding immediately prior to the merger or reorganization are converted into cash or into another security, or (iii) a similar event involving a change in or with respect to the shares of Common Stock outstanding immediately prior to such event which the Committee determines, in its sole discretion, would materially alter the structure of Employer or its ownership, this Option shall either be assumed or replaced (with appropriate adjustments in the number and kind of securities  for which it is  exercisable  and exercise  price) by the  surviving corporation or, if there be no surviving corporation or if the surviving corporation refuses to assume this Option or grant replacement stock options, the Committee, upon at least 10 days' prior written notice to Optionee, may, in its sole discretion and subject to such conditions as it may impose, do one or more of the following: (x) shorten the period during which this Option is exercisable (provided this Option remains exercisable, to the extent otherwise exercisable, for at least 10 days after the date the notice is given); (xi) accelerate any vesting schedule to which this Option is subject; or (xii) cancel this Option upon payment to Optionee in cash, with respect to this Option to the extent then exercisable, of an amount which, in the sole discretion of the Committee, is determined to be equivalent to the amount by which the Fair Market Value (at the effective time of the dissolution, liquidation, merger, reorganization or other event) of the Shares that Optionee would have received if this Option had been exercised before the effective time of the transaction, exceeds the exercise price of this Option. Any payment made pursuant to the foregoing clause (xii) of this Paragraph 2(b) shall be net of applicable withholding taxes, including wage and FICA withholding. The actions described in this Paragraph 2(b) may be taken without regard to any resulting tax, or other, consequences to Optionee.

     3. Effect of Previously Granted Options. Notwithstanding any provision of this Option to the contrary, this Option shall not be exercisable to any extent at any time while there is "outstanding" (within the meaning of Section 422A(c)(7) of the Code) any incentive stock option which was granted before the granting of this Option to Optionee to purchase stock in Employer, in a corporation which (at the time of the granting of this Option) is a parent corporation or subsidiary corporation (as defined in Section 425 of the Code) of Employer, or in a predecessor of any of such corporations.

     4. Exercise of Option. This Option may be exercised upon ten days written notice delivered to Employer stating the number of Shares with respect to which this Option is being exercised, together with the Exercise Price for such Shares. Such Exercise Price shall be payable in cash or such other property having a Fair Market Value equal to such Exercise Price as may be set forth on the attached Term Sheet under "Permitted Manner of Paying Exercise Price". Not less than ten Shares may be purchased at any one time unless the number purchased is the total number of Shares which may be purchased under this Option.

     5. Cessation of Employment, Death or Disability. (a) If Optionee's employment by Employer or any subsidiary thereof terminates for any reason other than death or Disability (as defined in the Plan), this Option will thereupon terminate, except that this Option shall continue to be exercisable for the lesser of three months from the date of such termination or the balance of the stated term of this Option. A transfer of an Optionee from Employer to a subsidiary thereof or vice versa, or from one subsidiary to another, or a leave of absence duly authorized by Employer or the employing subsidiary (but not exceeding 90 days unless re-employment upon expiration of the leave is guaranteed by contract or statue), shall not be deemed a termination of employment for the purposes of this Option. However, if Optionee is employed by a subsidiary of Employer and such employer later ceases to be a subsidiary of Employer for purposes of this Option such changed status shall be treated as a termination of Optionee's employment even if Optionee remains employed by such former subsidiary of Employer .

     (b) If Optionee shall cease to be employed by Employer or a subsidiary corporation by reason of Disability, this Option shall expire one year thereafter or, if earlier, on the date specified in Paragraph 2 hereof or the date specified in the attached Term Sheet under "Expiration on Disability". Before any such expiration, Optionee shall have the right to exercise this Option as to those Shares with respect to which installments, if any, had vested under Paragraph 2 hereof as of the date on which Optionee ceased to be employed by Employer or a subsidiary corporation.

     (c) If Optionee's employment by Employer or any subsidiary terminates by reason of death, this Option may thereafter by exercised, to the extent then exercisable or on such accelerated basis as may be specified in the attached Term Sheet or as the Committee may determine, by the legal representative of the estate or by the legatee of Optionee under the will of Optionee, for a period of twelve months (or such shorter period as may be specified on the attached Term Sheet) from the date of such death or until the expiration of the term of this Option, whichever period is the shorter.

     6. Nontransferability. This Option shall not be transferable except by Will or by the laws of descent and distribution and shall, during the life of Optionee, be exercisable only by Optionee.

     7. Employment. This agreement shall not obligate Employer or a subsidiary corporation to employ Optionee for any period, nor shall it interfere in any way with the right of Employer or a subsidiary corporation to reduce Optionee's compensation.

     8. Privileges of Stock Ownership. Optionee shall have no rights as a stockholder with respect to Shares subject to this Option until the date of issuance of stock certificates to Optionee. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued.

     9. Modification and Termination by the Committee. The rights of Optionee are subject to modification and termination in certain events as provided in the Plan.

     10. Notification of Sale. Optionee, or any person acquiring Shares upon exercise of this Option, shall notify Employer within five days after any sale or disposition of such Shares or as otherwise required by the policies and procedures of Employer.

     11. Interpretation of Option. This Option is intended to be an "incentive stock option" within the meaning of Section 422A of the Code and shall be construed to implement that intent. If all or any part of this Option shall not be deemed an "incentive stock option" within the meaning of Section 422A of the Code, whether by reason of Section 422A(b)(6) or otherwise, this Option shall nevertheless be valid and carried into effect.

     12. Related Documentation. Optionee acknowledges and understands that this Option is granted under the Plan, and that it is subject to the provisions of the Plan, whether or not those provisions, or the subjects of those provisions, are specifically identified or referred to in this Agreement. In addition, Optionee acknowledges that if the Committee approves payment of any part of the exercise price by a promissory note, Employer is conditioning the exercise of this Option upon Optionee's entering into a pledge in form and substance satisfactory to Employer and such other documentation as may be required by the Committee.

     13. Employment Relationship. Optionee agrees that (i) unless otherwise expressed in a writing signed by the Employer, all employees of Employer and its subsidiaries, including Optionee, are hired for an unspecified period of time and are considered to be "at-will employees," and (ii) nothing in the Plan or this Agreement confers upon Optionee the right to continue in the employ of Employer or any of its subsidiaries, nor shall it limit or restrict in any way the right of Employer or any of its subsidiaries to discharge Optionee at any time for any reason whatsoever, with or without cause.

     14. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given on the day delivered personally or by telex or, on the second business day following the day on which mailed by registered or certified mail (return receipt requested), postage prepaid, to Optionee at Optionee's employer or residence as reflected in the records of Employer, and to Employer at the following address:

                  Royal Executive Park
                  4 International Drive
                  Rye Brook, NY 10573
                  Attention:  Chief Financial Officer

or such other addresses as the parties may designate in writing from time to time.

     15. Miscellaneous. (a) This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of the parties; provided, however, that Optionee may not assign any of Optionee's rights, or delegate any of Optionee's duties, under this Agreement.

     (b) This Agreement shall be governed by, construed and enforced in accordance with the internal laws (as opposed to conflicts of laws provisions) of the State of New York. The parties agree that the exclusive jurisdiction and venue of any action with respect to this Agreement shall be in the Supreme Court of New York for the County of Westchester or the United States District Court for the Southern District of New York. Each of the parties submits to the exclusive jurisdiction and venue of those courts for the purpose of such an action. The parties agree that service of process in any such action may be effected in the manner provided in this Agreement for delivery of Notices.

     (c) The exhibits attached to this Agreement, including, without limitation, the Plan and the Term Sheet, are incorporated into and form a part of this Agreement. The Agreement, together with the Plan and the Term Sheet, contain all of the terms and conditions agreed upon by the parties relating to its subject matter, represents the final, complete and exclusive statement of the parties, and supersedes any and all prior or contemporaneous agreements, negotiations, correspondence, understandings and communications of the parties whether oral or written, respecting that subject matter. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     (d) If, but only if, it is provided on the attached Term Sheet that this Option is not subject to the provisions of Section 10 of the Plan with respect to a Change of Control (as defined in the Plan), this Option shall be subject to such provisions.

                            SUMMARY INFORMATION SHEET
                             1994 STOCK OPTION PLAN


Name and address of Optionee:      Fredric P.  Sapirstein
                                   150 Central Park South
                                   New York, NY 10019

Social Security No.:               ###-##-####


Grant Date:                        September 5, 1996


Type of Option:                    Incentive Stock Options


Number of Shares:                  110,000


Exercise price per share:          $3.625


Aggregate exercise price:          $398,750.00


Expiration date:                   September 4, 2006


Permitted manner of
    paying exercise price:         The  aggregate  exercise  price of the shares
                                   purchased (including withholding taxes) must be paid in cash unless agreed upon by the Administrator.


Vesting  period:                   25%  immediately.  Additional  25% on each of
                                   September  1997,  1998 and 1999. The terms of
                                   Section 10 of the Plan  containing  change in
                                   control   provisions   shall  apply  to  this
                                   Option.  This Option shall be fully vested in
                                   the  event  of   termination   of  Optionee's
                                   employment after September 5, 1997 by the Company other than for Cause or by the Optionee with Good Reason, all as provided in
                                   Section 3(c)(3) of the Employment Agreement between the Company and the Optionee dated
                                   September 5, 1996.


Special Termination:               In   addition   to  the  option   termination
                                   provisions contained in the Plan, all options shall terminate immediately, whether or not vested, on the date the Employment Agreement between the Company and the Optionee dated
                                   September 5, 1996 is terminated for "Cause".

     IN WITNESS WHEREOF, the Company and Optionee have executed this Agreement as of the date set forth in its first paragraph.


                                             HOENIG GROUP INC.


                                             By:      /s/ Alan B. Herzog
                                                     -----------------------
                                             Title:  Chief Operating Officer


                                             OPTIONEE

                                                      /s/ Fredric P. Sapirstein
                                                      -------------------------
                                                      Fredric P. Sapirstein

                                                                       EXHIBIT F

                                HOENIG GROUP INC.
                             1994 STOCK OPTION PLAN

                      NON-QUALIFIED STOCK OPTION AGREEMENT



     THIS AGREEMENT is dated the 5th day of September, 1996, by and between HOENIG GROUP INC. a Delaware corporation ("Employer"), and Fredric P. Sapirstein ("Optionee");

     WHEREAS, pursuant to the 1994 Stock Option Plan of Employer (the "Plan"), the Compensation and Stock Option Committee (the "Committee") of the Board of Directors of Employer has authorized granting to Optionee a non-qualified stock option to purchase all or any part of the number of shares ("Shares") of common stock, par value $.01 per share, ("Common Stock") of Employer set forth on the Term Sheet attached hereto as Exhibit 1 under "Number of Shares", at the Price per Share set forth on the Term Sheet, such Option to be for the Term set forth on the Term Sheet and upon the terms and conditions hereinafter stated;

     Capitalized terms used in this Agreement and not otherwise defined are used as defined in the Plan.

     NOW, THEREFORE, it is hereby agreed:

     1. Grant of Option. Pursuant to action of the Committee, Employer hereby grants to Optionee the option (this "Option") to purchase, upon and subject to the terms and conditions of the Plan, which terms and conditions are incorporated herein by reference, all or any part of the Number of Shares of Common Stock set forth on the attached Term Sheet at the Price per Share set forth on the attached Term Sheet.

     2. Exercisability. (a) This Option shall vest and become exercisable in accordance with the Vesting Schedule set forth on the attached Term Sheet. This Option shall remain exercisable as to all of such Shares until the Expiration Date set forth on the attached Term Sheet unless this Option has expired or terminated earlier in accordance with the provisions hereof. Shares as to which this Option becomes exercisable pursuant to the foregoing provision may be purchased at any time prior to expiration of this Option.

     (b) Notwithstanding the preceding provisions of this paragraph, in the event of (i) the dissolution or liquidation of Employer, (ii) a merger or reorganization of Employer in which more than 50% of the shares of Common Stock outstanding immediately prior to the merger or reorganization are converted into cash or into another security, or (iii) a similar event involving a change in or with respect to the shares of Common Stock outstanding immediately prior to such event which the Committee determines, in its sole discretion, would materially alter the structure of Employer or its ownership, this Option shall either be assumed or replaced (with appropriate adjustments in the number and kind of securities  for which it is  exercisable  and exercise  price) by the  surviving corporation or, if there be no surviving corporation or if the surviving corporation refuses to assume this Option or grant replacement stock options, the Committee, upon at least 10 days' prior written notice to Optionee, may, in its sole discretion and subject to such conditions as it may impose, do one or more of the following: (x) shorten the period during which this Option is exercisable (provided this Option remains exercisable, to the extent otherwise exercisable, for at least 10 days after the date the notice is given); (xi) accelerate any vesting schedule to which this Option is subject; or (xii) cancel this Option upon payment to Optionee in cash, with respect to this Option to the extent then exercisable, of an amount which, in the sole discretion of the Committee, is determined to be equivalent to the amount by which the Fair Market Value (at the effective time of the dissolution, liquidation, merger, reorganization or other event) of the Shares that Optionee would have received if this Option had been exercised before the effective time of the transaction, exceeds the exercise price of this Option. Any payment made pursuant to the foregoing clause (xii) of this Paragraph 2(b) shall be net of applicable withholding taxes, including wage and FICA withholding. The actions described in this Paragraph 2(b) may be taken without regard to any resulting tax, or other, consequences to Optionee.

     3. Exercise of Option. This Option may be exercised upon ten days written notice delivered to Employer stating the number of Shares with respect to which this Option is being exercised, together with the Exercise Price for such Shares. Such Exercise Price shall be payable in cash or such other property having a Fair Market Value equal to such Exercise Price as may be set forth on the attached Term Sheet under "Permitted Manner of Paying Exercise Price". Not less than ten Shares may be purchased at any one time unless the number purchased is the total number of Shares which may be purchased under this Option.

     4. Cessation of Employment, Death or Disability. (a) If Optionee's employment by Employer or any subsidiary thereof terminates for any reason other than death or Disability (as defined in the Plan), this Option will thereupon terminate, except that this Option shall continue to be exercisable for the lesser of three months from the date of such termination or the balance of the stated term of this Option. A transfer of an Optionee from Employer to a subsidiary thereof or vice versa, or from one subsidiary to another, or a leave of absence duly authorized by Employer or the employing subsidiary (but not exceeding 90 days unless re-employment upon expiration of the leave is guaranteed by contract or statue), shall not be deemed a termination of employment for the purposes of this Option. However, if Optionee is employed by a subsidiary of Employer and such employer later ceases to be a subsidiary of Employer for purposes of this Option such changed status shall be treated as a termination of Optionee's employment even if Optionee remains employed by such former subsidiary of Employer .

     (b) If Optionee shall cease to be employed by Employer or a subsidiary corporation by reason of Disability, this Option shall expire one year thereafter or, if earlier, on the date specified in Paragraph 2 hereof or the date specified in the attached Term Sheet under "Expiration on Disability". Before any such expiration, Optionee shall have the right to exercise this Option as to those Shares with respect to which installments, if any, had vested under Paragraph 2 hereof as of the date on which Optionee ceased to be employed by Employer or a subsidiary corporation.

     (c) If Optionee's employment by Employer or any subsidiary terminates by reason of death, this Option may thereafter by exercised, to the extent then exercisable or on such accelerated basis as may be specified in the attached Term Sheet or as the Committee may determine, by the legal representative of the estate or by the legatee of Optionee under the will of Optionee, for a period of twelve months (or such shorter period as may be specified on the attached Term Sheet) from the date of such death or until the expiration of the term of this Option, whichever period is the shorter.

     5. Nontransferability. This Option shall not be transferable except by Will or by the laws of descent and distribution and shall, during the life of Optionee, be exercisable only by Optionee.

     6. Employment. This agreement shall not obligate Employer or a subsidiary corporation to employ Optionee for any period, nor shall it interfere in any way with the right of Employer or a subsidiary corporation to reduce Optionee's compensation.

     7. Privileges of Stock Ownership. Optionee shall have no rights as a stockholder with respect to Shares subject to this Option until the date of issuance of stock certificates to Optionee. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued.

     8. Modification and Termination by the Committee. The rights of Optionee are subject to modification and termination in certain events as provided in the Plan.

     9. Notification of Sale. Optionee, or any person acquiring Shares upon exercise of this Option, shall notify Employer within five days after any sale or disposition of such Shares or as otherwise required by the policies and procedures of Employer.

     10. Related Documentation. Optionee acknowledges and understands that this Option is granted under the Plan, and that it is subject to the provisions of the Plan, whether or not those provisions, or the subjects of those provisions, are specifically identified or referred to in this Agreement. In addition, Optionee acknowledges that if the Committee approves payment of any part of the exercise price by a promissory note, Employer is conditioning the exercise of this Option upon Optionee's entering into a pledge in form and substance satisfactory to Employer and such other documentation as may be required by the Committee.

     11. Employment Relationship. Optionee agrees that (i) unless otherwise expressed in a writing signed by the Employer, all employees of Employer and its subsidiaries, including Optionee, are hired for an unspecified period of time and are considered to be "at-will employees," and (ii) nothing in the Plan or this Agreement confers upon Optionee the right to continue in the employ of Employer or any of its subsidiaries, nor shall it limit or restrict in any way the right of Employer or any of its subsidiaries to discharge Optionee at any time for any reason whatsoever, with or without cause.

     12. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given on the day delivered personally or by telex or, on the second business day following the day on which mailed by registered or certified mail (return receipt requested), postage prepaid, to Optionee at Optionee's employer or residence as reflected in the records of Employer, and to Employer at the following address:

                  Royal Executive Park
                  4 International Drive
                  Rye Brook, NY 10573
                  Attention:  Chief Financial Officer

or such other addresses as the parties may designate in writing from time to time.

     13. Miscellaneous. (a) This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of the parties; provided, however, that Optionee may not assign any of Optionee's rights, or delegate any of Optionee's duties, under this Agreement.

     (b) This Agreement shall be governed by, construed and enforced in accordance with the internal laws (as opposed to conflicts of laws provisions) of the State of New York. The parties agree that the exclusive jurisdiction and venue of any action with respect to this Agreement shall be in the Supreme Court of New York for the County of Westchester or the United States District Court for the Southern District of New York. Each of the parties submits to the exclusive jurisdiction and venue of those courts for the purpose of such an action. The parties agree that service of process in any such action may be effected in the manner provided in this Agreement for delivery of Notices.

     (c) The exhibits attached to this Agreement, including, without limitation, the Plan and the Term Sheet, are incorporated into and form a part of this Agreement. The Agreement, together with the Plan and the Term Sheet, contain all of the terms and conditions agreed upon by the parties relating to its subject matter, represents the final, complete and exclusive statement of the parties, and supersedes any and all prior or contemporaneous agreements, negotiations, correspondence, understandings and communications of the parties whether oral or written, respecting that subject matter. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     (d) If, but only if, it is provided on the attached Term Sheet that this Option is not subject to the provisions of Section 10 of the Plan with respect to a Change of Control (as defined in the Plan), this Option shall be subject to such provisions.

                            SUMMARY INFORMATION SHEET
                             1994 STOCK OPTION PLAN


Name and address of Optionee:      Fredric P.  Sapirstein
                                   150 Central Park South
                                   New York, NY 10019

Social Security No.:               ###-##-####


Grant Date:                        September 5, 1996


Type of Option:                    Non-Qualified Stock Option


Number of Shares:                  7,500


Exercise price per share:          $3.625


Aggregate exercise price:          $27,187.50


Expiration date:                   September 4, 2006


Permitted manner of
    paying exercise price:         The  aggregate  exercise  price of the shares
                                   purchased (including withholding taxes) must be paid in cash unless agreed upon by the Administrator.


Vesting period:                    25%  immediately.   Additional  25%  on  each
                                   September 5, 1997,  1998 and 1999.  The terms
                                   of Section 10 of the Plan  containing  change
                                   in  control  provisions  shall  apply to this
                                   Option.  This Option shall be fully vested in
                                   the  event  of   termination   of  Optionee's
                                   employment after September 5, 1997 by the Company other than for Cause or by the Optionee with Good Reason, all as provided in
                                   Section 3(c)(3) of the Employment Agreement between the Company and the Optionee dated
                                   September 5, 1996.


Special Termination:               In   addition   to  the  option   termination
                                   provisions contained in the Plan, all options shall terminate immediately, whether or not vested, on the date the Employment Agreement between the Company and the Optionee dated
                                   September 5, 1996 is terminated for "Cause".

     IN WITNESS WHEREOF, the Company and Optionee have executed this Agreement as of the date set forth in its first paragraph.


                                             HOENIG GROUP INC.

                                             By:       /s/ Alan B. Herzog
                                                     -----------------------
                                             Title:  Chief Operating Officer


                                             OPTIONEE

                                                   /s/ Fredric P. Sapirstein
                                                   -------------------------
                                                      Fredric P. Sapirstein

                                                                       EXHIBIT G

                                HOENIG GROUP INC.
                             1994 STOCK OPTION PLAN

                      NON-QUALIFIED STOCK OPTION AGREEMENT



     THIS AGREEMENT is dated the 5th day of September, 1996, by and between HOENIG GROUP INC. a Delaware corporation ("Employer"), and Fredric P. Sapirstein ("Optionee");

     WHEREAS, pursuant to the 1994 Stock Option Plan of Employer (the "Plan"), the Compensation and Stock Option Committee (the "Committee") of the Board of Directors of Employer has authorized granting to Optionee a non-qualified stock option to purchase all or any part of the number of shares ("Shares") of common stock, par value $.01 per share, ("Common Stock") of Employer set forth on the Term Sheet attached hereto as Exhibit 1 under "Number of Shares", at the Price per Share set forth on the Term Sheet, such Option to be for the Term set forth on the Term Sheet and upon the terms and conditions hereinafter stated;

     Capitalized terms used in this Agreement and not otherwise defined are used as defined in the Plan.

     NOW, THEREFORE, it is hereby agreed:

     1. Grant of Option. Pursuant to action of the Committee, Employer hereby grants to Optionee the option (this "Option") to purchase, upon and subject to the terms and conditions of the Plan, which terms and conditions are incorporated herein by reference, all or any part of the Number of Shares of Common Stock set forth on the attached Term Sheet at the Price per Share set forth on the attached Term Sheet.

     2. Exercisability. (a) This Option shall vest and become exercisable in accordance with the Vesting Schedule set forth on the attached Term Sheet. This Option shall remain exercisable as to all of such Shares until the Expiration Date set forth on the attached Term Sheet unless this Option has expired or terminated earlier in accordance with the provisions hereof. Shares as to which this Option becomes exercisable pursuant to the foregoing provision may be purchased at any time prior to expiration of this Option.

     (b) Notwithstanding the preceding provisions of this paragraph, in the event of (i) the dissolution or liquidation of Employer, (ii) a merger or reorganization of Employer in which more than 50% of the shares of Common Stock outstanding immediately prior to the merger or reorganization are converted into cash or into another security, or (iii) a similar event involving a change in or with respect to the shares of Common Stock outstanding immediately prior to such event which the Committee determines, in its sole discretion, would materially alter the structure of Employer or its ownership, this Option shall either be assumed or replaced (with appropriate adjustments in the number and kind of securities  for which it is  exercisable  and exercise  price) by the  surviving corporation or, if there be no surviving corporation or if the surviving corporation refuses to assume this Option or grant replacement stock options, the Committee, upon at least 10 days' prior written notice to Optionee, may, in its sole discretion and subject to such conditions as it may impose, do one or more of the following: (x) shorten the period during which this Option is exercisable (provided this Option remains exercisable, to the extent otherwise exercisable, for at least 10 days after the date the notice is given); (xi) accelerate any vesting schedule to which this Option is subject; or (xii) cancel this Option upon payment to Optionee in cash, with respect to this Option to the extent then exercisable, of an amount which, in the sole discretion of the Committee, is determined to be equivalent to the amount by which the Fair Market Value (at the effective time of the dissolution, liquidation, merger, reorganization or other event) of the Shares that Optionee would have received if this Option had been exercised before the effective time of the transaction, exceeds the exercise price of this Option. Any payment made pursuant to the foregoing clause (xii) of this Paragraph 2(b) shall be net of applicable withholding taxes, including wage and FICA withholding. The actions described in this Paragraph 2(b) may be taken without regard to any resulting tax, or other, consequences to Optionee.

     3. Exercise of Option. This Option may be exercised upon ten days written notice delivered to Employer stating the number of Shares with respect to which this Option is being exercised, together with the Exercise Price for such Shares. Such Exercise Price shall be payable in cash or such other property having a Fair Market Value equal to such Exercise Price as may be set forth on the attached Term Sheet under "Permitted Manner of Paying Exercise Price". Not less than ten Shares may be purchased at any one time unless the number purchased is the total number of Shares which may be purchased under this Option.

     4. Cessation of Employment, Death or Disability. (a) If Optionee's employment by Employer or any subsidiary thereof terminates for any reason other than death or Disability (as defined in the Plan), this Option will thereupon terminate, except that this Option shall continue to be exercisable for the lesser of three months from the date of such termination or the balance of the stated term of this Option. A transfer of an Optionee from Employer to a subsidiary thereof or vice versa, or from one subsidiary to another, or a leave of absence duly authorized by Employer or the employing subsidiary (but not exceeding 90 days unless re-employment upon expiration of the leave is guaranteed by contract or statue), shall not be deemed a termination of employment for the purposes of this Option. However, if Optionee is employed by a subsidiary of Employer and such employer later ceases to be a subsidiary of Employer for purposes of this Option such changed status shall be treated as a termination of Optionee's employment even if Optionee remains employed by such former subsidiary of Employer .

     (b) If Optionee shall cease to be employed by Employer or a subsidiary corporation by reason of Disability, this Option shall expire one year thereafter or, if earlier, on the date specified in Paragraph 2 hereof or the date specified in the attached Term Sheet under "Expiration on Disability". Before any such expiration, Optionee shall have the right to exercise this Option as to those Shares with respect to which installments, if any, had vested under Paragraph 2 hereof as of the date on which Optionee ceased to be employed by Employer or a subsidiary corporation.

     (c) If Optionee's employment by Employer or any subsidiary terminates by reason of death, this Option may thereafter by exercised, to the extent then exercisable or on such accelerated basis as may be specified in the attached Term Sheet or as the Committee may determine, by the legal representative of the estate or by the legatee of Optionee under the will of Optionee, for a period of twelve months (or such shorter period as may be specified on the attached Term Sheet) from the date of such death or until the expiration of the term of this Option, whichever period is the shorter.

     5. Nontransferability. This Option shall not be transferable except by Will or by the laws of descent and distribution and shall, during the life of Optionee, be exercisable only by Optionee.

     6. Employment. This agreement shall not obligate Employer or a subsidiary corporation to employ Optionee for any period, nor shall it interfere in any way with the right of Employer or a subsidiary corporation to reduce Optionee's compensation.

     7. Privileges of Stock Ownership. Optionee shall have no rights as a stockholder with respect to Shares subject to this Option until the date of issuance of stock certificates to Optionee. No adjustment will be made for dividends or other rights for which the record date is prior to the date such stock certificates are issued.

     8. Modification and Termination by the Committee. The rights of Optionee are subject to modification and termination in certain events as provided in the Plan.

     9. Notification of Sale. Optionee, or any person acquiring Shares upon exercise of this Option, shall notify Employer within five days after any sale or disposition of such Shares or as otherwise required by the policies and procedures of Employer.

     10. Related Documentation. Optionee acknowledges and understands that this Option is granted under the Plan, and that it is subject to the provisions of the Plan, whether or not those provisions, or the subjects of those provisions, are specifically identified or referred to in this Agreement. In addition, Optionee acknowledges that if the Committee approves payment of any part of the exercise price by a promissory note, Employer is conditioning the exercise of this Option upon Optionee's entering into a pledge in form and substance satisfactory to Employer and such other documentation as may be required by the Committee.

     11. Employment Relationship. Optionee agrees that (i) unless otherwise expressed in a writing signed by the Employer, all employees of Employer and its subsidiaries, including Optionee, are hired for an unspecified period of time and are considered to be "at-will employees," and (ii) nothing in the Plan or this Agreement confers upon Optionee the right to continue in the employ of Employer or any of its subsidiaries, nor shall it limit or restrict in any way the right of Employer or any of its subsidiaries to discharge Optionee at any time for any reason whatsoever, with or without cause.

     12. Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given on the day delivered personally or by telex or, on the second business day following the day on which mailed by registered or certified mail (return receipt requested), postage prepaid, to Optionee at Optionee's employer or residence as reflected in the records of Employer, and to Employer at the following address:

                  Royal Executive Park
                  4 International Drive
                  Rye Brook, NY 10573
                  Attention:  Chief Financial Officer

or such other addresses as the parties may designate in writing from time to time.

     13. Miscellaneous. (a) This Agreement shall be binding upon and inure to the benefit of the executors, administrators, heirs, legal representatives and successors of the parties; provided, however, that Optionee may not assign any of Optionee's rights, or delegate any of Optionee's duties, under this Agreement.

     (b) This Agreement shall be governed by, construed and enforced in accordance with the internal laws (as opposed to conflicts of laws provisions) of the State of New York. The parties agree that the exclusive jurisdiction and venue of any action with respect to this Agreement shall be in the Supreme Court of New York for the County of Westchester or the United States District Court for the Southern District of New York. Each of the parties submits to the exclusive jurisdiction and venue of those courts for the purpose of such an action. The parties agree that service of process in any such action may be effected in the manner provided in this Agreement for delivery of Notices.

     (c) The exhibits attached to this Agreement, including, without limitation, the Plan and the Term Sheet, are incorporated into and form a part of this Agreement. The Agreement, together with the Plan and the Term Sheet, contain all of the terms and conditions agreed upon by the parties relating to its subject matter, represents the final, complete and exclusive statement of the parties, and supersedes any and all prior or contemporaneous agreements, negotiations, correspondence, understandings and communications of the parties whether oral or written, respecting that subject matter. This Agreement may be signed in counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

     (d) If, but only if, it is provided on the attached Term Sheet that this Option is not subject to the provisions of Section 10 of the Plan with respect to a Change of Control (as defined in the Plan), this Option shall be subject to such provisions.

                            SUMMARY INFORMATION SHEET
                             1994 STOCK OPTION PLAN


Name and address of Optionee:      Fredric P.  Sapirstein
                                   150 Central Park South
                                   New York, NY 10019

Social Security No.:               ###-##-####


Grant Date:                        September 5, 1996


Type of Option:                    Non-Qualified Stock Option


Number of Shares:                  132,500


Exercise price per share:          $5.00


Aggregate exercise price:          $662,500


Expiration date:                   September 4, 2006


Permitted manner of
    paying exercise price:         The  aggregate  exercise  price of the shares
                                   purchased (including withholding taxes) must be paid in cash unless agreed upon by the Administrator.


Vesting period:                    The earlier of (i) September 5, 2005, or (ii)
                                   with respect to (A) 50% of the option shares,
                                   on  or  after  the  date   following  any  20
                                   consecutive day period after the date hereof that the average closing price of the Common
                                   Stock shall equal or exceed $7.00 per share and (B) 100% of the option shares on or after the date following any 20 consecutive day period after the date hereof that the average closing price of the Common Stock shall equal or exceed $8.00 per share. The terms of
                                   Section 10 of the Plan containing change in control provisions shall apply to the Option.


Special Termination:               In   addition   to  the  option   termination
                                   provisions contained in the Plan, all options shall terminate immediately, whether or not vested, on the date the Employment Agreement between the Company and the Optionee dated
                                   September 5, 1996 is terminated for "Cause".

     IN WITNESS WHEREOF, the Company and Optionee have executed this Agreement as of the date set forth in its first paragraph.


                                       HOENIG GROUP INC.


                                       By:       /s/ Alan B. Herzog
                                                ----------------------
                                       Title:  Chief Operating Officer


                                       OPTIONEE

                                            /s/ Fredric P. Sapirstein
                                            -------------------------
                                                Fredric P. Sapirstein

                                                                       EXHIBIT H

                                HOENIG GROUP INC.

                       1996 LONG-TERM STOCK INCENTIVE PLAN


     l. Purpose. The purpose of this 1996 Long-Term Stock Incentive Plan (the "Plan") of Hoenig Group Inc., a Delaware corporation, is to advance the interests of the Company and its stockholders by providing a means to attract, retain, and reward directors, officers and other key employees and consultants of the Company and its subsidiaries (including consultants providing services of substantial value) and to enable such persons to acquire or increase a proprietary interest in the Company, thereby promoting a closer identity of interests between such persons and the Company's stockholders.

     2. Definitions. The definitions of awards under the Plan, including U.S. Stock Options, U.K. Stock Options, SARs (including Limited SARs), Restricted Stock, Deferred Stock, Stock granted as a bonus or in lieu of other awards, Dividend Equivalents, and Other Stock-Based Awards, are set forth in Section 6 of the Plan. Such awards, together with any other right or interest granted to a Participant under the Plan, are termed "Awards." For purposes of the Plan, the following additional terms shall be defined as set forth below:

     "Award  Agreement"  means  any  written  agreement,   contract,   or  other
instrument or document evidencing an Award.

     "Beneficiary" shall mean the person, persons, trust or trusts which have been designated by a Participant in his or her most recent written beneficiary designation filed with the Committee to receive the benefits specified under this Plan upon such Participant's death or, if there is no designated Beneficiary or surviving designated Beneficiary, then the person, persons, trust or trusts entitled by will or the laws of descent and distribution to receive such benefits.

     "Board" means the Board of Directors of the Company.

     A "Change in Control" shall be deemed to have occurred if:

     (i) on the date of the acquisition by any "person" (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act), excluding the Company or any of its subsidiaries, of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of 50% or more of either the then outstanding shares of Stock, or the then outstanding voting securities entitled to vote generally in the election of directors;

     (ii) on the date the individuals who constitute the Board of Directors as of the effective date of this Plan ("Incumbent Board") cease for any reason to constitute at least a majority of the Board of Directors of the Company, provided that any person becoming a director subsequent to the effective date of this Plan whose election, or nomination for election by the Company's stockholders, was approved by a vote of at least a majority of the directors then comprising the Incumbent Board shall be, for purposes of this Plan, considered as though such person were a member of the Incumbent Board; or

     (iii) the stockholders of the Company shall approve a merger, consolidation, recapitalization, or reorganization of the Company, a reverse stock split of outstanding voting securities, the issuance of shares of stock of the Company in connection with the acquisition of the stock or assets of another entity, or consummation of any of the foregoing transactions if stockholder approval is not sought or obtained, provided, however, that a Change in Control shall not occur under this clause (iii) if consummation of the transaction would result in at least 75% of the total voting power represented by the voting securities of the Company (or if the Company does not survive, the surviving entity) outstanding immediately after such transaction being beneficially owned (within the meaning of Rule 13d-3 promulgated pursuant to the Exchange Act) by at least 75% of the holders of outstanding voting securities of the Company immediately prior to the transaction, with the voting power of each such continuing holder relative to other such continuing holders not substantially altered in the transaction; or

     (iv) the stockholders of the Company shall approve a plan of complete liquidation of the Company or an agreement for the sale or disposition by the Company of all or a substantial portion of the Company's assets (i.e., 85% or more of the total assets of the Company).

Notwithstanding the foregoing, for the purposes of subsection (i) only, the definition of "person" shall not include any beneficial holder of more than 5% of Common Stock as of September 30, 1996, or any person, trust, or entity which is a successor by will or by the laws of descent and distribution to any such holder or any combination of such holders or group of such holders (including, without limitation, any such person or persons acting as a partnership, limited partnership, syndicate or other group whether formally organized or not).

     "Code" means the Internal Revenue Code of 1986, as amended from time to time. References to any provision of the Code shall be deemed to include regulations thereunder and successor provisions and regulations thereto.

     "Committee" means the Compensation and Stock Option Committee of the Board, or such other Board committee as may be designated by the Board to administer the Plan. In appointing members of the Committee, the Board will consider whether each member will qualify as a "Non-Employee Director" within the meaning of Rule 16b-3(b)(3) and as an "outside director" within the meaning of Treasury Regulation 1.162-27(e)(3) under Code Section 162(m), but such members are not required to so qualify at the time of appointment or during their term of service on the Committee.

     "Common Stock" means the shares of common stock, $.01 par value per share, of the Company.

     "Company" means Hoenig Group Inc., a corporation organized under the laws of the State of Delaware, and any successor thereto; provided that unless otherwise provided in this Plan, all references in this Plan to employment by the Company shall include employment by any subsidiary of the Company.

     "Covered  Employee"  means a person  defined  as a  "covered  employee"  in
Section 162(m)(3) of the Code.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time. References to any provision of the Exchange Act shall be deemed to include rules thereunder and successor provisions and rules thereto.

     "Fair Market Value" means, with respect to Stock, Awards, or other property, (i) in the case of U.S. Stock Options and the Stock underlying such U.S. Stock Options, (a) if the Stock is listed on a securities exchange or is traded over the NASDAQ National Market System, the closing sales price of the Stock on such exchange or over such system on such date or, in the absence of reported sales on such date, the closing sales price on the immediately preceding date on which sales were reported, or (b) if the Stock is not listed on a securities exchange or traded over the NASDAQ National Market System, the mean between the bid and offered prices of the shares as quoted by the National Association of Securities Dealers through NASDAQ for such date, provided, that if the Committee determines that the fair market value of the Stock is not properly reflected by such NASDAQ quotations, the "Fair Market Value" of the Stock will mean the fair market value as determined by such other method as the Committee determines in good faith to be reasonable; and (ii) in the case of U.K. Stock Options and the Share underlying such U.K. Stock Options, "Fair Market Value" as determined in accordance with the foregoing clause (i) of this definition, or as agreed from time to time with the Inland Revenue, if different.

     "Inland Revenue" means the Board of the Inland Revenue of the United Kingdom of Great Britain and Northern Ireland.

     "ISO" means any Option intended to be and designated as an incentive stock option within the meaning of Section 422 of the Code.

     "Non-Employee Director" shall mean a member of the Board who is not otherwise an employee of the Company or any subsidiary.

     "Participant" means a person who, at a time when eligible under Section 5 hereof, has been granted an Award under the Plan.

     "Rule 16b-3" means Rule 16b-3, as from time to time in effect and applicable to the Plan and Participants, promulgated by the Securities and Exchange Commission under Section 16 of the Exchange Act.

     "Stock" means the Common Stock and such other securities as may be substituted for Stock or such other securities pursuant to Section 4.

     "U.K. Stock Option" means a Stock Option granted to a Participant which is subject to the provisions of Section 6(c) of this Plan.

     "U.S. Stock Option" means a Stock Option other than a U.K. Stock Option.

     3. Administration.

     (a) Authority of the Committee. The Plan shall be administered by the Committee. The Committee shall have full and final authority to take the following actions, in each case subject to and consistent with the provisions of the Plan:

     (i) to select Participants to whom Awards may be granted;

     (ii) to determine the type or types of Awards to be granted to each Participant;

     (iii) to determine the number of Awards to be granted, the number of shares of Stock to which an Award will relate, the terms and conditions of any Award granted under the Plan (including, but not limited to, any exercise price, grant price, or purchase price, any restriction or condition, any schedule for lapse of restrictions or conditions relating to transferability or forfeiture, exercisability, or settlement of an Award, and waivers or accelerations thereof, and waivers of or modifications to performance conditions relating to an Award, based in each case on such considerations as the Committee shall determine), and all other matters to be determined in connection with an Award;

     (iv) to determine whether, to what extent, and under what circumstances an Award may be settled, or the exercise price of an Award may be paid, in cash, Stock, other Awards, or other property, or an Award may be canceled, forfeited, or surrendered;

     (v) to determine whether, to what extent, and under what circumstances cash, Stock, other Awards, or other property payable with respect to an Award will be deferred either automatically, at the election of the Committee, or at the election of the Participant;

     (vi) to prescribe the form of each Award Agreement, which need not be identical for each Participant;

     (vii) to adopt, amend, suspend, waive, and rescind such rules and regulations and appoint such agents as the Committee may deem necessary or advisable to administer the Plan;

     (viii) to correct any defect or supply any omission or reconcile any inconsistency in the Plan and to construe and interpret the Plan and any Award, rules and regulations, Award Agreement, or other instrument hereunder; and

     (ix) to make all other decisions and determinations as may be required under the terms of the Plan or as the Committee may deem necessary or advisable for the administration of the Plan.

Other provisions of the Plan notwithstanding, the Board may perform any function of the Committee under the Plan, including without limitation for the purpose of ensuring that transactions under the Plan by Participants who are then subject to Section 16 of the Exchange Act in respect of the Company are exempt under Rule 16b-3. In any case in which the Board is performing a function of the Committee under the Plan, each reference to the Committee herein shall be deemed to refer to the Board.

     (b) Manner of Exercise of Committee Authority. Unless authority is specifically reserved to the Board under the terms of the Plan, the Company's Certificate of Incorporation or By-laws, or applicable law, the Committee shall have sole discretion in exercising authority under the Plan. Any action of the Committee with respect to the Plan shall be final, conclusive, and binding on all persons, including the Company, subsidiaries of the Company, Participants, any person claiming any rights under the Plan from or through any Participant, and stockholders. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee. The Committee may delegate to officers or managers of the Company or any subsidiary of the Company the authority, subject to such terms as the Committee shall determine, to perform administrative functions and to perform such other functions as the Committee may determine.

     (c) Limitation of Liability. Each member of the Committee shall be entitled to, in good faith, rely or act upon any report or other information furnished to him by any officer or other employee of the Company or any subsidiary, the Company's independent certified public accountants, or any executive compensation consultant, legal counsel, or other professional retained by the Company to assist in the administration of the Plan. No member of the Committee, nor any officer or employee of the Company acting on behalf of the Committee, shall be personally liable for any action, determination, or interpretation taken or made in good faith with respect to the Plan, and all members of the Committee and any officer or employee of the Company acting on their behalf shall, to the extent permitted by law, be fully indemnified and protected by the Company with respect to any such action, determination, or interpretation.

     4. Stock Subject to Plan.

     (a) Amount of Stock Reserved. The total number of shares of Stock that may be delivered pursuant to the exercise or settlement of an Award shall not in the aggregate exceed (i) 1,000,000 shares plus (ii) the number of shares of Stock that, on the date of approval of this Plan by the Company's stockholders, would otherwise have been available under the Company's 1991 Stock Option Plan and 1994 Stock Option Plan (i.e., unused shares), or would have otherwise become available after such date (i.e., by reason of the termination, expiration or forfeiture of stock options outstanding under such plans); provided, however, that shares subject to Awards shall not be deemed delivered if such Awards are forfeited, expire or otherwise terminate without delivery of shares to the Participant. If an Award valued by reference to Stock may only be settled in cash, the number of shares to which such Award relates shall be deemed to be Stock subject to such Award for purposes of this Section 4(a). Any shares of Stock delivered pursuant to an Award may consist, in whole or in part, of authorized and unissued shares or treasury shares.

     (b) Annual Per-Participant Limitations. During any calendar year, no Participant may be granted Options and other Awards under the Plan that may be settled by delivery of more than 750,000 shares of Stock, subject to adjustment as provided in Section 4(c). In addition, with respect to Awards that may be settled in cash (in whole or in part), no Participant may be paid during any calendar year cash amounts relating to such Awards that exceed the greater of the Fair Market Value of the number of shares of Stock set forth in the preceding sentence at the date of grant or the date of settlement of Award. This provision sets forth two separate limitations, so that awards that may be settled solely by delivery of Stock will not operate to reduce the amount of cash-only Awards, and vice versa; nevertheless, Awards that may be settled in Stock or cash must not exceed either limitation.

     (c) Adjustments. In the event that the Committee shall determine that any dividend or other distribution (whether in the form of cash, Stock, or other property), recapitalization, forward or reverse split, reorganization, merger, consolidation, spin-off, combination, repurchase or share exchange, or other similar corporate transaction or event, affects the Stock such that an adjustment is appropriate in order to prevent dilution or enlargement of the rights of Participants under the Plan (such event, upon the Committee's determination, a "Material Change"), then the Committee shall, in such manner as it may deem equitable, adjust any or all of (i) the number and kind of shares of Stock reserved and available for Awards under Section 4(a), (ii) the number and kind of shares of outstanding Restricted Stock or other outstanding Award in connection with which shares have been issued, (iii) the number and kind of shares that may be issued in respect of other outstanding Awards, (iv) the exercise price, grant price, or purchase price relating to any Award (or, if deemed appropriate, the Committee may make provision for a cash payment with respect to any outstanding Award), and (v) the number of shares with respect to which Awards may be granted or measured in any calendar year, as set forth in
Section 4(b). In addition, the Committee is authorized to make adjustments in the terms and conditions of, and the criteria included in, Awards (including, without limitation, cancellation of outstanding Awards after advance notice thereof or substitution of Awards using stock of a successor or other entity) in recognition of unusual or nonrecurring events (including, without limitation, events described in the preceding sentence and events constituting a Change in Control) affecting the Company or any subsidiary or the financial statements of the Company or any subsidiary, or in response to changes in applicable laws, regulations, or accounting principles. With respect to U.K. Stock Options, in the event that a Material Change occurs and a surviving corporation does not assume all outstanding U.K. Stock Options, all such outstanding U.K. Stock Options shall continue to be exercisable for a period of 6 months after the date the Material Change occurs, as determined by the Committee.

     5. Eligibility. Executive officers and other key employees of the Company and its subsidiaries, including any director or officer who is also such an employee, and persons who provide consulting or other services to the Company deemed by the Committee to be of substantial value to the Company, are eligible to be granted Awards under the Plan. In addition, a person who has been offered employment by the Company or its subsidiaries is eligible to be granted an Award under the Plan, provided that such Award shall be canceled if such person fails to commence such employment, and no payment of value may be made in connection with such Award until such person has commenced such employment.

     6. Specific Terms of Awards.

     (a) General. Awards may be granted on the terms and conditions set forth in this Section 6. In addition, the Committee may impose on any Award or the exercise thereof, at the date of grant or thereafter (subject to Section 8(e)), such additional terms and conditions, not inconsistent with the provisions of the Plan, as the Committee shall determine, including terms requiring forfeiture of Awards in the event of termination of employment or service of the Participant. Except as provided in Sections 6(f), 6(h), or 7(a), or to the extent required to comply with requirements of the Delaware General Corporation Law that lawful consideration be paid for Stock, only services may be required as consideration for the grant (but not the exercise) of any Award.

     (b) U.S.  Stock  Options.  The  Committee is authorized to grant Options to
Participants   (including  "reload"  options  automatically  granted  to  offset specified exercises of options) on the following terms and conditions:

     (i) Exercise Price. The exercise price per share of Stock purchasable under an Option shall be determined by the Committee.

     (ii) Time and Method of Exercise. The Committee shall determine the time or times at which an Option may be exercised in whole or in part, the methods by which such exercise price may be paid or deemed to be paid, the form of such payment, including, without limitation, cash, Stock, other Awards or awards granted under other Company plans, or other property (including notes or other contractual obligations of Participants to make payment on a deferred basis, such as through "cashless exercise" arrangements, to the extent permitted by applicable law), and the methods by which Stock will be delivered or deemed to be delivered to Participants.

     (iii) ISOs. The terms of any ISO granted under the Plan shall comply in all respects with the provisions of Section 422 of the Code, including but not limited to the requirement that no ISO shall be granted with an exercise price less than 100% (110% for an individual described in Section 422(b)(6) of the Code) of the Fair Market Value of a share of Stock on the date of grant and granted no more than ten years after the effective date of the Plan. Anything in the Plan to the contrary notwithstanding, no term of the Plan relating to ISOs shall be interpreted, amended, or altered, nor shall any discretion or authority granted under the Plan be exercised, so as to disqualify either the Plan or any ISO under Section 422 of the Code, unless requested by the affected Participant.

     (iv) Termination of Employment. Unless otherwise determined by the Committee, upon termination of a Participant's employment with the Company and its subsidiaries, such Participant may exercise any Options during the three-month period (or if such termination is by reason of disability, as determined by the Committee, or death, the one-year period) following such termination of employment; provided that such period does not exceed the remaining term of the Option and only to the extent such Option was exercisable immediately prior to such termination of employment. Notwithstanding the foregoing, if the Committee determines that such termination is for cause, all Options held by the Participant shall immediately terminate.

     (c) U.K. Stock Option. A U.K. Stock Option may only be granted to a person who is a natural person employed by the Company or a subsidiary thereof (including employees who are also directors and including persons expected to become employees, in which case such Stock Option shall be effective as of the date such person is first treated as an employee for payroll purposes) and who at the time of grant of the Stock Option is resident and ordinarily resident in the United Kingdom for the purposes of the tax laws of the United Kingdom and, in the case of a person who is a director, is required to devote not less than 25 hours per week to duties to the Company and its subsidiaries. No person who is, or will be, precluded from being an eligible employee or director with respect to the Company and its subsidiaries by paragraph 8 of Schedule 9 Taxes Act 1988 shall be eligible to receive a U.S. Stock Option. The U.K. Stock Option shall be granted on the following terms and conditions:

     (i) Award Agreement. Each U.K. Stock Option shall be clearly designated as a U.K. Stock Option and shall be evidenced by an Award Agreement in such form as the Committee may determine from time to time, which agreement shall not require consideration, but shall be under seal.

     (ii) Shares. Shares of Stock purchased pursuant to the exercise of U.K. Stock Options shall not be redeemable, shall be fully paid upon their issuance and shall not be subject to any restriction other than those applicable to all other shares.

     (iii) Exercise Price. The exercise price of U.K. Stock Options shall be fixed by the Committee but no U.K. Stock Option shall be granted with an exercise price which is less than 100% of the Fair Market Value of the underlying Stock at the time such U.K. Stock Option is granted.

     (iv) Exercise Period. No U.K. Stock Option shall be exercisable more than 10 years after it is granted.

     (v) Termination of Employment. Unless otherwise determined by the Committee, upon termination of a Participant's employment with the Company and its subsidiaries, such Participant may exercise any U.K. Stock Options during the three-month period (or if such termination is by reason of disability, as determined by the Committee, or death, the one-year period) following such termination of employment; provided such period does not exceed the remaining term of the U.K. Stock Option and only to the extent such U.K. Stock Option was exercisable immediately prior to such termination of employment. Notwithstanding the foregoing, if the Committee determines that such termination is for cause, all U.K. Stock Options held by the Participant shall immediately terminate.

     (vi) Allotment. Within 30 days of the date of exercise of any U.K. Stock Option, shares of Stock shall be allotted to the Participant or shares of Stock shall be delivered to the Participant, as the case may be. The allotment or delivery of the shares shall be evidenced by the issuance of a stock certificate within 30 days of the date of exercise of such U.K. Stock Option. If a Participant with respect to a U.K. Stock Option exercises such Stock Option but does not elect to purchase Stock equal to the full number of shares evidenced by the Stock Option, the Company shall automatically issue to such Optionee, within 30 days of the date of such exercise, a further U.K. Stock Option Agreement entitling the Optionee to acquire shares of Stock on terms equivalent to the U.K. Stock Option so exercised but subject to the limitation that the new U.K. Stock Option so granted will only be for a number of shares of Stock which, when aggregated with the shares purchased pursuant to such prior exercises, does not exceed the number of shares of Stock covered by the partially exercised U.K. Stock Option.

     (vii) Payments. For the avoidance of doubt, a payment with respect to the exercise of a U.K. Stock Option in the form of a bank draft drawn on a bank acceptable to the Committee for the full amounts due in the lawful currency of the United States of America and including any charges for the collection of the said bank draft shall be considered, at the sole discretion of the Committee, to be cash.

     (viii) Certain Acquisitions. If any person (which shall include another company) obtains more than 50% of the issued share capital of the Company as a result of making:

     (x) a general offer to acquire the whole of the issued share capital of the Company which is made on a condition such that if it is satisfied the person making the offer will have more than 50% of the issued share capital of the Company; or

     (y) a general offer to acquire all of the shares in the Company, then any U.K. Stock Options granted will be subject to the terms of Section 4(c) of this Plan.

     (ix) Disqualifying Dispositions. If Stock acquired by exercise of a U.K. Stock Option are sold or otherwise disposed of within two years after the date of grant of the U.K. Stock Option or within one year after the transfer of such Stock to the Optionee, the holder of the Stock immediately prior to the disposition shall promptly notify the Company in writing of the date and terms of the disposition and shall provide such other information regarding the disposition as the Company may reasonable require in order to secure any deduction then available against the Company's or any other corporation's taxable income.

     Any U.K. Stock Option granted to eligible employees or eligible directors shall be limited and take effect so that the aggregate Fair Market Value of the Stock subject to such U.K. Stock Option, when aggregated with the Fair Market Value of the Stock subject to Stock Options previously granted (and which have not been exercised, canceled or lapsed) to that employee or director, shall not exceed (pound)30,000.

     (x) Fair Market Value. In the event that the Fair Market Value of any Stock with respect to which a U.K. Stock Option is granted cannot be determined pursuant to the definition of "Fair Market Value" as set forth in this Plan, then the proviso in such definition shall not apply unless such Fair Market Value is agreed to by the Inland Revenue of the United Kingdom.

     (xi) Amendments. All amendments to this Plan with respect to U.K. Stock Options which shall include, without limitation, any variations made by the Company as provided for in Section 4(b) and 4(c) shall be notified to the Board of the Inland Revenue within 30 days of the amendments being made and no amendments shall have effect until approved by the Inland Revenue.

     (d) Stock Appreciation Rights. The Committee is authorized to grant SARs to Participants on the following terms and conditions:

     (i) Right to Payment. An SAR shall confer on the Participant to whom it is granted a right to receive, upon exercise thereof, the excess of (A) the Fair Market Value of one share of Stock on the date of exercise (or, if the Committee shall so determine in the case of any such right other than one related to an ISO, the Fair Market Value of one share at any time during a specified period before or after the date of exercise), over (B) the grant price of the SAR as determined by the Committee as of the date of grant of the SAR, which, except as provided in Section 7(a), shall be not less than the Fair Market Value of one share of Stock on the date of grant.

     (ii) Other Terms. The Committee shall determine the time or times at which an SAR may be exercised in whole or in part, the method of exercise, method of settlement, form of consideration payable in settlement, method by which Stock will be delivered or deemed to be delivered to Participants, whether or not an SAR shall be in tandem with any other Award, and any other terms and conditions of any SAR. Limited SARs that may only be exercised upon the occurrence of a Change in Control may be granted on such terms, not inconsistent with this
Section 6(c), as the Committee may determine. Limited SARs may be either freestanding or in tandem with other Awards.

     (e) Restricted Stock. The Committee is authorized to grant Restricted Stock to Participants on the following terms and conditions:

     (i) Grant and Restrictions. Restricted Stock shall be subject to such restrictions on transferability and other restrictions, if any, as the Committee may impose, which restrictions may lapse separately or in combination at such times, under such circumstances, in such installments, or otherwise, as the Committee may determine. Except to the extent restricted under the terms of the Plan and any Award Agreement relating to the Restricted Stock, a Participant granted Restricted Stock shall have all of the rights of a stockholder including, without limitation, the right to vote Restricted Stock or the right to receive dividends thereon.

     (ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of employment or service (as determined under criteria established by the Committee) during the applicable restriction period, Restricted Stock that is at that time subject to restrictions shall be forfeited and reacquired by the Company; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Restricted Stock will be waived in whole or in part in the event of termination resulting from specified causes.

     (iii) Certificates for Stock. Restricted Stock granted under the Plan may be evidenced in such manner as the Committee shall determine. If certificates representing Restricted Stock are registered in the name of the Participant, such certificates shall bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Restricted Stock, the Company shall retain physical possession of the certificate, and the Participant shall have delivered a stock power to the Company, endorsed in blank, relating to the Restricted Stock.

     (iv) Dividends. Dividends paid on Restricted Stock shall be either paid at the dividend payment date in cash or in shares of unrestricted Stock having a Fair Market Value equal to the amount of such dividends, or the payment of such dividends shall be deferred and/or the amount or value thereof automatically reinvested in additional Restricted Stock, other Awards, or other investment vehicles, as the Committee shall determine or permit the Participant to elect. Stock distributed in connection with a Stock split or Stock dividend, and other property distributed as a dividend, shall be subject to restrictions and a risk of forfeiture to the same extent as the Restricted Stock with respect to which such Stock or other property has been distributed.

     (f) Deferred Stock. The Committee is authorized to grant Deferred Stock to Participants, subject to the following terms and conditions:

     (i) Award and Restrictions. Delivery of Stock will occur upon expiration of the deferral period specified for an Award of Deferred Stock by the Committee (or, if permitted by the Committee, as elected by the Participant). In addition, Deferred Stock shall be subject to such restrictions as the Committee may impose, if any, which restrictions may lapse at the expiration of the deferral period or at earlier specified times, separately or in combination, in installments, or otherwise, as the Committee may determine.

     (ii) Forfeiture. Except as otherwise determined by the Committee, upon termination of employment or service (as determined under criteria established by the Committee) during the applicable deferral period or portion thereof to which forfeiture conditions apply (as provided in the Award Agreement evidencing the Deferred Stock), all Deferred Stock that is at that time subject to deferral (other than a deferral at the election of the Participant) shall be forfeited; provided, however, that the Committee may provide, by rule or regulation or in any Award Agreement, or may determine in any individual case, that restrictions or forfeiture conditions relating to Deferred Stock will be waived in whole or in part in the event of termination resulting from specified causes.

     (g) Bonus Stock and Awards in Lieu of Cash Obligations. The Committee is authorized to grant Stock as a bonus, or to grant Stock or other Awards in lieu of Company obligations to pay cash under other plans or compensatory arrangements (including the Company's Section 162(m) Cash Bonus Plan). Stock or Awards granted hereunder shall be subject to such other terms as shall be determined by the Committee.

     (h) Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Stock, other Awards, or other property equal in value to dividends paid with respect to a specified number of shares of Stock. Dividend Equivalents may be awarded on a free-standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents shall be paid or distributed when accrued or shall be deemed to have been reinvested in additional Stock, Awards, or other investment vehicles, and subject to such restrictions on transferability and risks of forfeiture, as the Committee may specify.

     (i) Other Stock-Based Awards. The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Stock and factors that may influence the value of Stock, as deemed by the Committee to be consistent with the purposes of the Plan, including, without limitation, convertible or exchangeable debt securities, other rights convertible or exchangeable into Stock, purchase rights for Stock, Awards with value and payment contingent upon performance of the Company or any other factors designated by the Committee, and Awards valued by reference to the book value of Stock or the value of securities of or the performance of specified subsidiaries. The Committee shall determine the terms and conditions of such Awards. Stock issued pursuant to an Award in the nature of a purchase right granted under this Section 6(i) shall be purchased for such consideration, paid for at such times, by such methods, and in such forms, including, without limitation, cash, Stock, other Awards, or other property, as the Committee shall determine. Cash awards, as an element of or supplement to any other Award under the Plan, may be granted pursuant to this Section 6(i).

     (j) Non-Employee Directors Options. Upon appointment to the Board and in three year intervals thereafter, each person who is a Non-Employee Director shall receive, without the exercise of the discretion of any person, a non-qualified stock option under the Plan relating to the purchase of 10,000 shares of Stock. In the event that there are not sufficient shares available under this Plan to allow for the grant to each Non-Employee Director of an Option for the number of shares provided herein, each Non-Employee Director shall receive an Option for his pro rata share of the total number of shares of Stock available under the Plan. The exercise price of each share of Stock subject to an Option granted to a Non-Employee Director shall equal the Fair Market Value of a share of Stock on the date such Option is granted. Each such Option shall have a term of five years from its grant and shall become exercisable as to 4,000 shares on the first anniversary of the date the Option is granted, and as to 3,000 shares on each of the second and third anniversaries thereof. Upon a Non-Employee Director's cessation of service as a Non-Employee Director, no further Options shall be granted, and each Option then outstanding, to the extent it was exercisable upon such cessation, shall remain exercisable for a period of three months, unless otherwise determined by the Board.

     7. Certain Provisions Applicable to Awards.

     (a) Stand-Alone, Additional, Tandem, and Substitute Awards. Awards granted under the Plan may, in the discretion of the Committee, be granted either alone or in addition to, in tandem with, or in substitution for, any other Award granted under the Plan or any award granted under any other plan of the Company, any subsidiary, or any business entity to be acquired by the Company or a subsidiary, or any other right of a Participant to receive payment from the Company or any subsidiary. Awards granted in addition to or in tandem with other Awards or awards may be granted either as of the same time as or a different time from the grant of such other Awards or awards.

     (b) Term of Awards. The term of each Award shall be for such period as may be determined by the Committee; provided, however, that in no event shall the term of any ISO or an SAR granted in tandem therewith exceed a period of ten years from the date of its grant (or such shorter period as may be applicable under Section 422 of the Code).

     (c) Form of Payment Under Awards. Subject to the terms of the Plan and any applicable Award Agreement, payments to be made by the Company or a subsidiary upon the grant or exercise of an Award may be made in such forms as the Committee shall determine, including, without limitation, cash, Stock, other Awards, or other property, and may be made in a single payment or transfer, in installments, or on a deferred basis. Such payments may include, without limitation, provisions for the payment or crediting of reasonable interest on installment or deferred payments or the grant or crediting of Dividend Equivalents in respect of installment or deferred payments denominated in Stock.

     (d) Rule 16b-3 Compliance.

     (i) Six-Month Holding Period. Unless a Participant could otherwise dispose of equity securities, including derivative securities, acquired under the Plan without incurring liability under Section 16(b) of the Exchange Act, equity securities acquired under the Plan must be held for a period of six months following the date of such acquisition, provided that this condition shall be satisfied with respect to a derivative security if at least six months elapse from the date of acquisition of the derivative security to the date of disposition of the derivative security (other than upon exercise or conversion) or its underlying equity security.

     (ii) Other Compliance Provisions. With respect to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company, the Committee shall implement transactions under the Plan and administer the Plan in a manner that will ensure that each transaction by such a Participant is exempt from liability under Rule 16b-3, except that such a Participant may be permitted to engage in a non-exempt transaction under the Plan if written notice has been given to the Participant regarding the non-exempt nature of such transaction. The Committee may authorize the Company to repurchase any Award or shares of Stock resulting from any Award in order to prevent a Participant who is subject to Section 16 of the Exchange Act from incurring liability under Section 16(b). Unless otherwise specified by the Participant, equity securities, including derivative securities, acquired under the Plan which are disposed of by a Participant shall be deemed to be disposed of in the order acquired by the Participant.

     (e) Loan Provisions. With the consent of the Committee, and subject at all times to, and only to the extent, if any, permitted under and in accordance with, laws and regulations and other binding obligations or provisions applicable to the Company, the Company may make, guarantee, or arrange for a loan or loans to a Participant with respect to the exercise of any Option or other payment in connection with any Award, including the payment by a Participant of any or all federal, state, or local income or other taxes due in connection with any Award. Subject to such limitations, the Committee shall have full authority to decide whether to make a loan or loans hereunder and to determine the amount, terms, and provisions of any such loan or loans, including the interest rate to be charged in respect of any such loan or loans, whether the loan or loans are to be with or without recourse against the borrower, the terms on which the loan is to be repaid and conditions, if any, under which the loan or loans may be forgiven.

     (f) Performance-Based Awards. The Committee may, in its discretion, designate any Award the exercisability or settlement of which is subject to the achievement of performance conditions as a performance-based Award subject to this Section 7(f), in order to qualify such Award as "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. The performance objectives for an Award subject to this
Section 7(f) shall consist of one or more business criteria and a targeted level or levels of performance with respect to such criteria, as specified by the Committee but subject to this Section 7(f). Performance objectives shall be objective and shall otherwise meet the requirements of Section 162(m)(4)(C) of the Code and regulations thereunder. Business criteria used by the Committee in establishing performance objectives for Awards subject to this Section 7(f) shall be based on the criteria set forth in the Company's Section 162(m) Cash Bonus Plan. Performance objectives may differ for such Awards to different Participants. The Committee shall specify the weighting to be given to each performance objective for purposes of determining the final amount payable with respect to any such Award. The Committee may, in its discretion, reduce the amount of a payout otherwise to be made in connection with an Award subject to this Section 7(f), but may not exercise discretion to increase such amount, and the Committee may consider other performance criteria in exercising such discretion. All determinations by the Committee as to the achievement of performance objectives shall be in writing. For purposes of this Section 7(f), the Committee shall consist of the individuals who serve on the "Plan Committee" under the Company's Section 162(m) Cash Bonus Plan.

     (g) Acceleration upon a Change of Control. Notwithstanding anything contained herein to the contrary, all conditions and/or restrictions relating to the continued performance of services and/or the achievement of performance objectives with respect to the exercisability or full enjoyment of an Award shall immediately lapse upon a Change in Control, provided, however, that such lapse shall not occur if (i) it is intended that the transaction constituting such Change in Control be accounted for as a pooling of interests under Accounting Principles Board Option No. 16 (or any successor thereto), and operation of this Section 7(g) would otherwise violate Paragraph 47(c) thereof, or (ii) the Committee, in its discretion, determines that such lapse shall not occur, provided, further, that the Committee shall not have the discretion granted in clause (ii) if it is intended that the transaction constituting such Change in Control be accounted for as a pooling of interests under Accounting Principles Board Option No. 16 (or any successor thereto), and such discretion would otherwise violate Paragraph 47(c) thereof.

     8. General Provisions.

     (a) Compliance With Laws and Obligations. The Company shall not be obligated to issue or deliver Stock in connection with any Award or take any other action under the Plan in a transaction subject to the registration requirements of the Securities Act of 1933, as amended, or any other federal or state securities law, any requirement under any listing agreement between the Company and any national securities exchange or automated quotation system, or any other law, regulation, or contractual obligation of the Company, until the Company is satisfied that such laws, regulations, and other obligations of the Company have been complied with in full. Certificates representing shares of Stock issued under the Plan will be subject to such stop-transfer orders and other restrictions as may be applicable under such laws, regulations, and other obligations of the Company, including any requirement that a legend or legends be placed thereon.

     (b) Limitations on Transferability. Awards and other rights under the Plan will not be transferable by a Participant except by will or the laws of descent and distribution or to a Beneficiary in the event of the Participant's death, shall not be pledged, mortgaged, hypothecated or otherwise encumbered, or otherwise subject to the claims of creditors, and, in the case of ISOs and SARs in tandem therewith, shall be exercisable during the lifetime of a Participant only by such Participant or his guardian or legal representative; provided, however, that such Awards and other rights (other than ISOs and SARs in tandem therewith) may be transferred to one or more transferees during the lifetime of the Participant to the extent and on such terms as then may be permitted by the Committee.

     (c) No Right to Continued Employment. Neither the Plan nor any action taken hereunder shall be construed as giving any employee the right to be retained in the employ of the Company or any of its subsidiaries, nor shall it interfere in any way with the right of the Company or any of its subsidiaries to terminate any employee's employment at any time.

     (d) Taxes. The Company and any subsidiary is authorized to withhold from any Award granted or to be settled, any delivery of Stock in connection with an Award, any other payment relating to an Award, or any payroll or other payment to a Participant amounts of withholding and other taxes due or potentially payable in connection with any transaction involving an Award, and to take such other action as the Committee may deem advisable to enable the Company and Participants to satisfy obligations for the payment of withholding taxes and other tax obligations relating to any Award. This authority shall include authority to withhold or receive Stock or other property and to make cash payments in respect thereof in satisfaction of a Participant's tax obligations; in such case, the shares withheld shall be deemed to have been delivered for purposes of Section 4(a).

     (e) Changes to the Plan and Awards. The Board may amend, alter, suspend, discontinue, or terminate the Plan or the Committee's authority to grant Awards under the Plan without the consent of stockholders or Participants, except that any such action shall be subject to the approval of the Company's stockholders at or before the next annual meeting of stockholders for which the record date is after such Board action if such stockholder approval is required by any federal or state law or regulation or the rules of any stock exchange or automated quotation system on which the Stock may then be listed or quoted, and the Board may otherwise, in its discretion, determine to submit other such changes to the Plan to stockholders for approval; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under any Award theretofore granted to him. The Committee may waive any conditions or rights under, or amend, alter, suspend, discontinue, or terminate, any Award theretofore granted and any Award Agreement relating thereto; provided, however, that, without the consent of an affected Participant, no such action may materially impair the rights of such Participant under such Award.

     (f) No Rights to Awards; No Stockholder Rights. No Participant or employee shall have any claim to be granted any Award under the Plan, and there is no obligation for uniformity of treatment of Participants and employees. No Award shall confer on any Participant any of the rights of a stockholder of the Company unless and until Stock is duly issued or transferred and delivered to the Participant in accordance with the terms of the Award or, in the case of an Option, the Option is duly exercised.

     (g) Unfunded Status of Awards; Creation of Trusts. The Plan is intended to constitute an "unfunded" plan for incentive and deferred compensation. With respect to any payments not yet made to a Participant pursuant to an Award, nothing contained in the Plan or any Award shall give any such Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts or make other arrangements to meet the Company's obligations under the Plan to deliver cash, Stock, other Awards, or other property pursuant to any Award, which trusts or other arrangements shall be consistent with the "unfunded" status of the Plan unless the Committee otherwise determines with the consent of each affected Participant.

     (h) Nonexclusivity of the Plan. Neither the adoption of the Plan by the Board nor its submission to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other compensatory arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under the Plan, and such arrangements may be either applicable generally or only in specific cases.

     (i) No Fractional Shares. No fractional shares of Stock shall be issued or delivered pursuant to the Plan or any Award. The Committee shall determine whether cash, other Awards, or other property shall be issued or paid in lieu of such fractional shares or whether such fractional shares or any rights thereto shall be forfeited or otherwise eliminated.

     (j) Compliance with Code Section 162(m). It is the intent of the Company that Options granted with an exercise price per share at least equal to the Fair Market Value of the Stock on the date the Option is granted, SARs and other Awards designated as Awards subject to Section 7(f) shall constitute "qualified performance-based compensation" within the meaning of Code Section 162(m) and regulations thereunder. Accordingly, if any provision of the Plan or any Award Agreement relating to such an Award does not comply or is inconsistent with the requirements of Code Section 162(m) or regulations thereunder, such provision shall be construed or deemed amended to the extent necessary to conform to such requirements, and no provision shall be deemed to confer upon the Committee or any other person discretion to increase the amount of compensation otherwise payable in connection with any such Award upon attainment of the performance objectives.

     (k) Governing Law. The validity, construction, and effect of the Plan, any rules and regulations relating to the Plan, and any Award Agreement shall be determined in accordance with the Delaware General Corporation Law, without giving effect to principles of conflicts of laws, and applicable federal law.

     (l) Effective Date; Plan Termination. The Plan shall become effective as of the date of its adoption by the Board and shall continue in effect until terminated by the Board, provided, however, that any Awards granted prior to the approval of such adoption by the Company's stockholders shall be granted conditional upon such approval.

                                                                       EXHIBIT I

                                HOENIG GROUP INC.
                       1996 LONG-TERM STOCK INCENTIVE PLAN
                                Grant Certificate

This Grant Certificate evidences the grant of an option pursuant to the provisions of the 1996 Long-Term Stock Incentive Plan (the "Plan") of Hoenig Group Inc. (the "Company") to the individual whose name appears below (the "Grantee"), covering the specific number of shares of Common Stock of the Company ("Shares") set forth below, pursuant to the provisions of the Plan and on the following express terms and conditions:

1.       Name of Grantee:
                Fredric P. Sapirstein

2.       Number of Shares which are subject to this option:
                367,500 Shares.

3.       Exercise price of Shares subject to this option:
               $5.00 per Share.

4.       Date of grant of this option:
               November 14, 1996.

5.       Vesting:
               As provided in Section 3(c)(2) of the Employment Agreement dated September 5, 1996 between the Company and the Grantee (the "Employment Agreement")

6.       Termination date of this option:
               November 13, 2006, subject to earlier  termination as provided in
               Section 3(c)(3) of the Employment Agreement

7.       Type of Option:
               Non-Qualified Stock Option

The Grantee hereby acknowledges receipt of a copy of the Plan as presently in effect. The text and all of the terms and provisions of the Plan are incorporated herein by reference, and this option is subject to such terms and provisions in all respects, including Section 8(1) of the Plan, which requires that the grant of this option be conditional on the approval of the Plan by the Company's stockholders. THEREFORE, NO PORTION OF THIS OPTION SHALL BE EXERCISABLE PRIOR TO SUCH APPROVAL, AND, SHOULD SUCH APPROVAL NOT BE OBTAINED AT THE NEXT MEETING OF STOCKHOLDERS, THIS OPTION, AND ALL RIGHTS WITH RESPECT THERETO, SHALL BE NULL AND VOID. The grantee further acknowledges that the grant of this option is in satisfaction of the Company's obligation to grant a "Performance Option" under clause (ii) of Section 3(c)(2) of the Employment Agreement.

At any time when the Grantee wishes to exercise this option, in whole or in part, the Grantee shall submit to the Company a written notice of exercise, specifying the exercise date and the number of shares to be exercised, and shall remit to the Company the exercise price.

HOENIG GROUP INC.                                 AGREED TO AND ACCEPTED BY:


By:  /s/ Alan B. Herzog                               /s/ Fredric P. Sapirstein
     ------------------------                         ------------------------
Name: Alan B. Herzog                                            Grantee
Title: Chief Operating Officer